     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 5, 1996

                                                     REGISTRATION NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                            ATRIX LABORATORIES, INC.
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                        84-1043826
       (State or other jurisdiction of                         (I.R.S. Employer
       incorporation or organization)                         Identification No.)

                              2579 MIDPOINT DRIVE
                          FORT COLLINS, COLORADO 80525
                                 (970) 482-5868
              (Address, including ZIP code, and telephone number,
       including area code, of registrant's principal executive offices)
                             ---------------------
           JOHN E. URHEIM, VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            ATRIX LABORATORIES, INC.
                              2579 MIDPOINT DRIVE
                          FORT COLLINS, COLORADO 80525
                                 (970) 482-5868
           (Name, address, including ZIP code, and telephone number,
                   including area code, of agent for service)
                             ---------------------

                                          Copies to:
           WARREN L. TROUPE, ESQ.                             BRUCE A. MANN, ESQ.
             BRIAN V. CAID, ESQ.                           C. PATRICK MACHADO, ESQ.
           DEBORAH A. HOGAN, ESQ.                         VALERIE A. VILLANUEVA, ESQ.
                 KUTAK ROCK                                 MORRISON & FOERSTER LLP
     717 SEVENTEENTH STREET, SUITE 2900                      345 CALIFORNIA STREET
           DENVER, COLORADO 80202                       SAN FRANCISCO, CALIFORNIA 94104
               (303) 297-2400                                   (415) 677-7000

                             ---------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

========================================================================================================
                                                              PROPOSED       PROPOSED
                                                               MAXIMUM        MAXIMUM
                                                AMOUNT        OFFERING       AGGREGATE      AMOUNT OF
TITLE OF EACH CLASS OF                           TO BE        PRICE PER      OFFERING     REGISTRATION
SECURITIES TO BE REGISTERED                  REGISTERED(1)    SHARE(2)       PRICE(2)          FEE
- --------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per share.....    2,875,000      $11.375      $32,703,125    $11,276.94
========================================================================================================

(1) Includes 375,000 shares which the Underwriters have an option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the closing sale price of the Common Stock on April 3, 1996.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED APRIL 5, 1996

                                2,500,000 SHARES

                            ATRIX LABORATORIES, INC.
[LOGO]                           COMMON STOCK

     All of the 2,500,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), offered hereby are being sold by Atrix Laboratories, Inc. ("Atrix" or the "Company"). The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "ATRX". On April 4, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $11.75 per share. See "Price Range of Common Stock."

      THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================================
                                                  Price to      Underwriting    Proceeds to
                                                   Public       Discount(1)      Company(2)
- ----------------------------------------------------------------------------------------------
  Per Share...................................        $              $               $
  Total(3)....................................        $              $               $
==============================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting certain expenses payable by the Company, estimated at $350,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If the over-allotment option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
     $           , $           and $           , respectively. See
     "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or
about              , 1996.

                            ------------------------

MONTGOMERY SECURITIES  CRUTTENDEN ROTH
                                                         INCORPORATED
                                            , 1996

     [On this page the Registrant has included in the paper version of this Prospectus, a picture depicting the ATRISORB(R) Barrier being applied to a tooth and the ATRIDOX(TM) product being applied to a tooth. The picture also includes illustrations of the ATRISORB(R) Barrier Kit and the ATRISORB(R) package.]

     The Company's ATRIDOX(TM) product with doxycycline is an investigational drug and has not been approved by the FDA for commercial sale in the United States. The ATRIDOX(TM) product is in clinical testing and clinical data obtained to date are insufficient to demonstrate safety and efficacy. There can be no assurance that the ATRIDOX(TM) product will receive FDA approval.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS AND CERTAIN SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including notes thereto, appearing elsewhere herein or incorporated by reference in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Atrix Laboratories, Inc. (the "Company" or "Atrix") is engaged in the research and development of a broad range of dental, medical and veterinary products based on its proprietary biodegradable sustained release drug delivery system. The Company recently commenced marketing its ATRISORB(R) guided tissue regeneration barrier ("ATRISORB(R) Barrier"), a periodontal product used to aid in the regeneration of the ligament and bone supporting the tooth following osseous flap surgery, in five of six European countries in which it has received regulatory clearance. On March 22, 1996, the Company also received 510(k) clearance from the United States Food and Drug Administration ("FDA") to market the ATRISORB(R) Barrier in the United States, which the Company intends to begin in the third quarter of 1996. Additionally, in January 1995, the Company commenced pivotal Phase III trials of the ATRIDOX(TM) product, its subgingival drug delivery system containing doxycycline, for the treatment of periodontal disease. All 822 patients have been enrolled and the clinical treatment phase of the study will be completed in late May 1996. If results are favorable, the Company intends to file a new drug application ("NDA") with the FDA in the first quarter of 1997.

     The Company's patented ATRIGEL(R) drug delivery system ("ATRIGEL(R) system") consists of biodegradable polymers dissolved in biocompatible solvents that can be injected or inserted into the body as flowable compositions (solutions, gels, pastes and putties), which then solidify upon contact with body fluids to form a biodegradable solid implant. The ATRIGEL(R) system is designed to provide extended localized or systemic drug delivery in a single application, without the need for surgical implantation or removal. Another feature of the ATRIGEL(R) system is the custom-tailored degradation and rate of drug release of the implant. Drug release occurs through both degradation of the polymer and diffusion of the drug out of the polymer. The ATRIGEL(R) system is compatible with a broad range of pharmaceutical compounds, including water soluble and insoluble compounds and high and low molecular weight compounds. The Company has demonstrated in preclinical trials the systemic delivery of proteins and peptides including hormones and growth factors. The Company believes that its drug delivery system addresses many of the limitations associated with traditional pharmaceutical delivery such as achieving therapeutic drug levels over time, toxicity and side effects, high costs due to frequent administration and poor patient compliance.

     It has been reported by the National Institute of Dental Research that 44% of adults in the United States have some form of periodontal disease. Effective treatment is currently possible only through periodic professional intervention to arrest further tissue deterioration. The most common treatment is scaling and root planing, and in more serious cases various forms of gum surgery, all of which are performed by a dental professional or oral surgeon. The Company believes that only a small portion of patients diagnosed with periodontal disease seek treatment due to a number of factors including cost, pain and potential medical complications associated with current treatments.

     Both of the Company's initial products are designed to treat periodontal disease. The ATRISORB(R) Barrier is used to isolate the healing site and aid in the regeneration of the tooth's support tissues following osseous flap surgery or other periodontal procedures. Once the ATRISORB(R) Barrier is placed in the mouth it solidifies to form a sutureless, custom-fit barrier which requires no further reintervention for removal. The Company estimates that there are currently over two million flap surgeries performed each year in the United States. The Company's second product, the ATRIDOX(TM) product, combines the ATRIGEL(R) system with the generic antibiotic doxycycline to form a product designed to control the bacteria that cause periodontal disease. The ATRIDOX(TM) product is intended to add a new, less invasive therapeutic procedure to current interventional periodontal treatments. Results from Phase II clinical trials of the ATRIDOX(TM) product suggest that the clinical measures of periodontal disease such as pocket depth, bleeding and gum attachment level are improved significantly.

     The Company's strategy is to develop and commercialize its proprietary ATRIGEL(R) system in dental, medical and veterinary applications by using its own capabilities and, in some instances, the expertise of corporate partners. The Company continues to evaluate the ATRIGEL(R) system for other health care applications including cancer, central nervous system disorders and various veterinary treatments. The Company has research and development programs for several of these applications with various pharmaceutical and health care companies.

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock Offered.............................  2,500,000 shares
Common Stock Outstanding After the Offering(1)...  10,933,296 shares
Use of Proceeds..................................  For research and development activities, marketing and sales activities,
                                                   construction of a manufacturing facility
                                                   and general corporate purposes.
Nasdaq National Market Symbol....................  ATRX

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      YEAR        THREE
                                                      ENDED      MONTHS       YEAR         YEAR
                                                      SEPT        ENDED       ENDED       ENDED
                                                       30,       DEC 31,     DEC 31,     DEC 31,
                                                      1993        1993        1994         1995
                                                     -------     -------     -------     --------
STATEMENT OF OPERATIONS DATA:
Contract revenue...................................  $ 1,378     $   165     $   713     $    580
Expenses
  Research expenses - ATRIDOX(TM) product..........    2,789         541       2,765        5,684
  Other research and development...................    3,065         842       3,902        3,905
  Administrative expenses..........................      937         163         688          830
  Acquisition of rights............................       --          --          --        3,802
Total expenses.....................................    6,791       1,546       7,355       14,221
Interest income....................................    1,556         374       1,320          987
Net loss...........................................  $(3,698)    $(1,007)    $(5,540)    $(12,658)
Net loss per share.................................  $ (0.48)    $ (0.13)    $ (0.72)    $  (1.58)
Weighted average shares outstanding................    7,695       7,721       7,741        8,002

                                                                          DECEMBER 31, 1995
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(2)
                                                                     --------     --------------
BALANCE SHEET DATA:
Working capital....................................................  $ 10,913        $ 38,176
Total assets.......................................................    14,894          42,157
Accumulated deficit................................................   (31,056)        (31,056)
Total stockholders' equity.........................................    12,807          40,070

- ---------------

(1) Does not include 833,552 shares of Common Stock issuable upon exercise of options outstanding at an exercise price ranging from $.50 to $20.75 per share pursuant to the Company's Stock Option Plans at March 31, 1996.

(2) Adjusted to give effect to the sale of the shares of Common Stock offered hereby at an assumed offering price of $11.75 after deducting the underwriting discount and estimated offering expenses, and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

EARLY STAGE COMPANY

     The Company has commenced commercial sales of only one product, the ATRISORB(R) Barrier, the first commercial shipment of which occurred in March 1996, and has not recognized significant revenue from product sales to date. The Company does not have regulatory approval to market any other products, and has commenced human clinical trials on only one other product, the Phase III clinical trials on its ATRIDOX(TM) product. All of the Company's other potential products are at an early stage of development and will require extensive research, development, and preclinical and clinical testing prior to commercialization. In addition, the ATRIDOX(TM) product and all other potential products of the Company will be subject to an extensive, time consuming and costly regulatory approval process prior to commercialization. There can be no assurance that any such potential products will prove safe and effective in clinical trials, obtain required regulatory approvals, or be capable of commercial scale production at an acceptable cost, or that any clinical trials, including the Phase III clinical trial of the Company's ATRIDOX(TM) product, will be completed on schedule, at or below budget or at all. Furthermore, there can be no assurance that any of the Company's products that are sold commercially, including the ATRISORB(R) Barrier, will be accepted by medical and dental professionals or patients, or that reimbursement for the cost of such products will be available from third party payors. Any failure of the Company to achieve technical feasibility, demonstrate safety, achieve clinical efficacy, obtain regulatory approval or successfully manufacture or commercialize its products would have a material adverse effect on the Company.

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

     The Company has sustained losses in each year of its operations, and had incurred an accumulated deficit of $31.1 million through December 31, 1995. The Company had not received any revenues from product sales through December 31, 1995, and has not received significant revenues from product sales in 1996. Notwithstanding the commencement of commercial sales of the ATRISORB(R) Barrier in March 1996, the Company expects to incur additional losses over at least the next two years due to increased research, development, manufacturing, sales and marketing expenses. In particular, the Company expects to incur substantial manufacturing, sales and marketing expenses in connection with the commercial launch of the ATRISORB(R) Barrier. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." There can be no assurance that the Company will ever achieve substantial revenues from product sales or profitability, or that profitability will be sustained for any particular period of time.

GOVERNMENT REGULATION; UNCERTAINTY OF OBTAINING REGULATORY APPROVAL

     The Company's research, development and manufacturing activities are, and its future business will be, subject to significant regulation by the FDA and other governmental authorities in the United States, as well as comparable regulatory agencies abroad. All of the Company's potential products will be required to undergo lengthy and expensive preclinical and clinical studies and to obtain FDA approval prior to commercialization. In order to obtain FDA approval of a product, the Company must demonstrate to the satisfaction of the FDA that such product is safe and effective for its intended uses and has been manufactured in compliance with the FDA's current good manufacturing practice ("cGMP") regulations. The FDA may refuse to approve a product for commercial sale or require additional testing or information prior to granting such approval. While the Company obtained FDA clearance for the ATRISORB(R) Barrier under the relatively short 510(k) premarket notification process, the ATRIDOX(TM) product will be subject to the more lengthy and expensive NDA process, which generally takes several years to complete. Uncertainty exists regarding the precise regulatory status of the Company's other potential products. The Company believes that these products will have both device and drug components, and it remains unclear whether these products will be regulated as devices or drugs. It also remains unclear whether any such products regulated as devices will be subject to the 510(k) or the pre-market approval ("PMA") process. In general, regulation of drugs is more time consuming and costly than regulation of devices, and regulation of devices under the PMA process is substantially more time consuming and costly than under the 510(k) process. If the results of the Phase III clinical trials of the ATRIDOX(TM) product are favorable, the Company intends to file an NDA with the FDA in the first quarter of 1997. However, because the protocol for the Phase III trials requires removal of the ATRIDOX(TM) product following treatment, an additional study will be required if the Company seeks approval to expand the labelling of the ATRIDOX(TM) product for use without removal. The Company expects that such study would require substantially less time and expense than the pivotal Phase III trials. While such study could delay the timing of an NDA approval, the Company does not expect significant delays to occur. There can be no assurance that such study would be successful or that the Company would obtain approval for the expanded labelling. The Company has only limited experience in submitting and pursuing regulatory applications. There can be no assurance that any approval will be granted to the Company on a timely basis or at all. Any failure to obtain required regulatory approvals, or any substantial delay in obtaining such approval, could have a material adverse effect on the Company.

     The Company is also subject to foreign regulatory requirements in connection with the research, development, manufacture and sale of its products abroad. These requirements vary widely from country to country, and there can be no assurance that the Company will be able to achieve or remain in compliance with any such requirements. Any failure to achieve or remain in compliance with foreign requirements, notwithstanding authorizations to legally market the products in the United States, could have a material adverse effect on the Company. See "Business -- Government Regulation."

RELIANCE ON PATENTS AND PROPRIETARY RIGHTS

     The Company considers patents and proprietary rights to be materially significant to its business. The Company presently maintains eleven United States and eight foreign patents, and has nineteen United States and thirty-three foreign patent applications pending. The Company's ATRIGEL(R) system, upon which the ATRISORB(R) Barrier, the ATRIDOX(TM) product and all of the Company's presently anticipated future products are based, is protected by claims contained in these patents and in pending patent applications. The Company intends to aggressively defend its patent position and to file additional patent applications in the future. However, there can be no assurance that any of the Company's present or future patents will provide the Company with significant protection or will not be challenged. The patent positions of drug delivery companies, including Atrix, are uncertain and involve complex legal and factual issues. Accordingly, the Company anticipates that any attempt to enforce its patents would be time consuming and costly. Furthermore, there can be no assurance that any such attempted enforcement would be successful, or that third parties will not succeed in circumventing or invalidating any one or more of the Company's patents. Moreover, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Any invalidation or circumvention of the Company's patents could have a material adverse effect on the Company.

     There can be no assurance that any of the Company's pending patent applications will result in the issuance of patents, that the claims filed in any pending patent application will not be significantly reduced prior to issuance or that any issued patents will provide significant proprietary protection or will not be invalidated or circumvented. Because patent applications in the United States are maintained in secrecy until patents issue and publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first inventor of inventions covered by its pending patent applications or that it was the first to file patent applications for such inventions. Moreover, the Company may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention that could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company.

     The Company is not aware of any patents that it believes would be infringed by its proposed products. However, there can be no assurance that the Company has identified all patents that may pose a risk of infringement by its proposed products. There can be no assurance that third parties will not assert infringement claims against the Company or that any such assertions will not result in costly litigation or require the Company to obtain a license to the intellectual property rights of such parties. There can be no assurance that any such licenses would be available on terms acceptable to the Company, if at all. Furthermore, parties making such claims may be able to obtain injunctive or other relief that could effectively block the Company's ability to further develop or commercialize its products in the United States and abroad and could result in the award of substantial damages. Defense of any lawsuit or failure to obtain any such license could have a material adverse effect on the Company. Finally, litigation, regardless of outcome, could result in substantial cost to the Company, both financially and in terms of diversion of management's attention. In January 1995, the Company received a letter from a third party suggesting that the Company obtain a license to certain technology of that party. Based on advice of patent counsel, the Company believes that it is not infringing such technology and notified the third party to that effect in May 1995. See "Business -- Patents and Proprietary Rights."

UNCERTAINTY OF CUSTOMER ACCEPTANCE; THIRD PARTY REIMBURSEMENT

     Because its initial products and product candidates are targeted toward the treatment of periodontal disease, the Company's primary customers for these products will be dentists and periodontists. The Company expects that a substantial portion of these customers will seek reimbursement for the Company's products from third party payors, including Medicare, Medicaid, health maintenance organizations and other public and private insurors. Third party payors are increasingly challenging the price and cost-effectiveness of medical and dental products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, such as the ATRISORB(R) Barrier. The Company believes that certain third party payors provide reimbursement at a specified rate for periodontal surgeries, without additional reimbursement if a barrier product such as the ATRISORB(R) Barrier is used therein. Furthermore, the Company believes that the portion of the United States population that has dental insurance is substantially lower than the percentage with medical insurance. Patients who lack dental insurance, and therefore must pay the full cost of periodontal treatment, may elect to forego the use of barrier products absent significant patient benefit associated with such use. The Company's sales of the ATRISORB(R) Barrier and any future products will depend to a great extent on the amount of available third party reimbursement and the perceived patient benefits associated with the use of such products. There can be no assurance that such reimbursement will be available or that any of the Company's products will have advantages that will be significant enough to cause dental professionals to purchase them.

LACK OF COMMERCIAL SCALE MANUFACTURING EXPERIENCE; REGULATORY COMPLIANCE

     The Company has no significant commercial scale manufacturing experience. To date, the Company has manufactured its products only on the small scale needed for preclinical and clinical trials at its pilot production facility which is estimated to allow the Company to manufacture, assemble and package approximately 120,000 ATRISORB(R) Barrier kits annually. Both the ATRISORB(R) Barrier for commercial distribution and the ATRIDOX(TM) product for investigational use are manufactured at this facility. The Company expects that the capacity of its existing facility will be inadequate to support the production of commercial quantities of both products. Accordingly, the Company intends to use a portion of the proceeds of this offering to build a new manufacturing facility. See "Use of Proceeds." The Company expects to begin commercial scale manufacturing at this facility in the first quarter of 1998. There can be no assurances that the Company will be able to manufacture the ATRISORB(R) Barrier or any other products at an acceptable cost and in compliance with cGMP regulations. Furthermore, there can be no assurance that the construction of the Company's new facility will be completed on schedule or at or below budget. Failure or significant delay by the Company in successfully scaling up its manufacturing processes or in complying with cGMP and other regulations would have a material adverse effect on the Company. As an alternative to establishing its own manufacturing facilities, the Company may in the future seek to enter into collaborative arrangements where its partner would handle manufacturing or to contract manufacturing out to third parties. There can be no assurance that the Company will be able to enter into such arrangements on favorable terms or at all. Any such failure could have a material adverse effect on the Company.

     The manufacture of the Company's products is subject to drug and device cGMP regulations of the FDA. These regulations require, among other things, that each manufacturer establish a quality assurance program by which it monitors the manufacturing process and maintain records evidencing compliance with FDA regulations and the manufacturer's specifications and procedures. Failure to comply with these requirements can result in, among other consequences, warning letters, civil penalties, suspensions or losses of regulatory approvals or clearances, product recalls or seizures, orders to cease operations and criminal penalties. The Company's existing manufacturing processes have not been validated as being in compliance with cGMP regulations, but Atrix is in the process of completing such validation. Any failure by the Company to manufacture its present and future products in compliance with cGMP regulations could have a material adverse effect on the Company.

LACK OF SALES AND MARKETING EXPERIENCE

     The Company has no significant experience in sales or marketing of products. The Company intends to use a portion of the proceeds of this offering to develop a small direct sales force for the ATRISORB(R) Barrier in the United States. See "Use of Proceeds." Such sales are expected to commence in the third quarter of 1996. In order to market the ATRISORB(R) Barrier and future products successfully, the Company must develop a sales force with significant technical expertise. In Europe, the Company plans to market the ATRISORB(R) Barrier through distributors. There can be no assurance that the Company will be able to establish or maintain a successful direct sales organization in the United States or a distribution network in Europe. In addition, there can be no assurance that there will be sufficient sales of the ATRISORB(R) Barrier or future products to fund related sales and marketing expenses, many of which must be incurred before sales commence. Failure to develop a successful sales force in the United States or a distribution network in Europe may have a material adverse effect on the Company.

DEPENDENCE ON THIRD PARTIES

     Although the Company has developed the ATRISORB(R) Barrier and the ATRIDOX(TM) product independently, Atrix has entered into several collaborative arrangements, and hopes to enter into additional collaborative arrangements, with other companies covering the research, development, clinical trials, regulatory approval, manufacture and marketing of various of its potential products. The Company believes that its ability to successfully develop its ATRIGEL(R) system for a wide array of human and animal health care applications will depend in substantial part on its ability to enter into such collaborative arrangements. There can be no assurance that the Company will be able to enter into or maintain existing or future collaborations, or that any such collaborations will be successful. Any such failure could have a material adverse effect on the Company. Furthermore, none of the Company's existing collaborations are exclusive, and there can be no assurance that any of the Company's present or future collaborative partners will not pursue parallel development of other health care products that may compete directly with the Company's products. The Company will have limited or no control over the resources that any partner may devote to the Company's products. There can be no assurance that any of the Company's present or future collaborative partners will perform their obligations as expected or will devote sufficient resources to the research, development, clinical testing, regulatory approval, manufacture or marketing of the Company's products. The Company has engaged distributors to market the ATRISORB(R) Barrier in Europe, and expects to utilize independent distributors for all foreign sales of its future products. The Company anticipates that all such distributors will handle products of multiple vendors, potentially including products that compete directly with Atrix products offered by such distributors. The Company will have limited or no control over the resources that any independent distributor may devote to sales of the Company's products or to the level of customer service any such distributor provides. Atrix also relies on third parties to manufacture various components of the ATRISORB(R) Barrier. The Company also expects to rely in varying degrees on contract manufacturers for the ATRIDOX(TM) product and its other products in development. There can be no assurance that the Company will be able to obtain product in required quantities, of acceptable quality or at a competitive cost from any such third party manufacturers. Any failure by any of the foregoing third parties to devote sufficient efforts to the research, development, clinical testing, regulatory approval, manufacture or marketing of the Company's products could have a material adverse effect on the Company.

SOLE SOURCE SUPPLIER

     The Company presently obtains all of its requirements of a key component used in the ATRISORB(R) Barrier and the ATRIDOX(TM) product from a sole source supplier. The Company acquires such supplies pursuant to individual purchase orders and does not have a contractual arrangement guaranteeing it access to any particular amount of this material. To date, the Company has not experienced difficulty obtaining this component on commercially reasonable terms. However, any interruption of supply could have a material adverse effect on the Company, including on its ability to manufacture and sell the ATRISORB(R) Barrier.

ACCESS TO PHARMACEUTICAL COMPOUNDS

     The Company's ability to successfully commercialize its ATRIGEL(R) system will depend in substantial part on its ability to obtain access to the pharmaceutical compounds to be delivered thereby. The Company intends to rely in certain circumstances on the ability of its collaborative partners to provide access to such pharmaceutical compounds. There can be no assurance that the Company will be able to obtain such access, either directly or through its collaborative partners. The failure of the Company to obtain rights to a particular pharmaceutical would preclude the Company from developing its ATRIGEL(R) system for delivery of such pharmaceutical. Furthermore, there can be no assurance that the Company's use of such pharmaceutical will not be alleged or determined to be infringing on third parties' rights. Any such failure or infringement could have a material adverse effect on the Company.

COMPETITION; RAPID TECHNOLOGICAL CHANGE

     The drug delivery industry is highly competitive and rapidly evolving, with significant developments expected to continue at a rapid pace. The Company's success will depend on developing efficient and effective drug delivery products and technologies. All of the Company's products will compete both with other systems for delivery of a particular drug and with other forms of treatment of the indication targeted by such products. The ATRISORB(R) Barrier will compete directly with at least two barrier products, both of which are currently marketed in the United States. In addition, the ATRIDOX(TM) product, if it proves safe and effective in the ongoing Phase III clinical trial and is subsequently approved by the FDA, will compete directly with at least one presently marketed product. The Company is aware of many competitors in the field of drug delivery, including competitors developing injectable or implantable drug delivery systems, oral drug delivery systems, passive transdermal systems, electrotransport systems, oral transmucosal systems and inhalation systems. There can be no assurance that any such products or technologies will not render the Company's products or technologies uncompetitive or obsolete. In addition to competing for customers, the Company also competes with these companies in seeking and obtaining quality collaborative partners. Most of the Company's existing or potential competitors, including each party presently selling products that compete directly with the ATRISORB(R) Barrier and the potential ATRIDOX(TM) product, have substantially greater research and development capabilities, experience, manufacturing, marketing, financial and managerial resources than the Company. Furthermore, acquisitions of competing drug delivery companies by large pharmaceutical companies could enhance competitors' financial, marketing and other resources. Accordingly, the Company's competitors may succeed in developing competing technologies, obtaining FDA approval or gaining market share for products more rapidly than the Company. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The success of the Company is dependent on its ability to retain highly qualified management and scientific personnel, including John E. Urheim, Vice Chairman and Chief Executive Officer, and Dr. G. Lee Southard, President and Chief Scientific Officer. Competition for such personnel is intense and the inability to attract additional key employees or the loss of one or more current key employees could have a material adverse effect on the Company. Although the Company has been successful in retaining requisite personnel to date, there can be no assurance that the Company will be successful in the future.

UNCERTAINTY OF ADDITIONAL FUNDING

     The Company expects that the proceeds of this offering will be sufficient to fund its operations through 1998. After that time, the Company intends to seek additional funding through collaborative arrangements, contract research or public or private financings. There can be no assurance that additional financing will be available on acceptable terms or at all. If additional funds are raised by issuing equity securities, further dilution to then existing stockholders may result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its research and development programs or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish certain rights to certain of its technologies, product candidates or products that the Company would not otherwise relinquish.

VOLATILITY OF STOCK PRICE

     The market prices for securities of drug delivery companies (including the Company) have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Future announcements concerning the Company or its competitors, including the results of the ongoing Phase III clinical trials on the ATRIDOX(TM) product and other clinical trials, regulatory approvals, technological innovations or new products, developments in patent or other proprietary rights and litigation, as well as general market conditions, may have a significant effect on the market price of the Common Stock.

                                  THE COMPANY

     The Company was organized as a Delaware corporation in August 1986 under the name Vipont Research Laboratories, Inc. The Company changed its name to Atrix Laboratories, Inc. in December 1989. The Company's principal offices are located at 2579 Midpoint Drive, Fort Collins, Colorado 80525, and its telephone number is (970) 482-5868.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1995, and as adjusted to reflect the sale of 2,500,000 shares of Common Stock pursuant to this offering and the receipt of the estimated net proceeds therefrom (after deducting the underwriting discount and commissions and estimated offering expenses):

                                                                       DECEMBER 31, 1995
                                                                    ------------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                    --------     -----------
                                                                         (IN THOUSANDS)
    Stockholders' equity:
      Preferred stock; $.001 par value; 5,000,000 shares
         authorized; no shares issued or outstanding actual or
         adjusted.................................................  $     --       $    --
      Common stock; $.001 par value; 25,000,000 shares authorized;
         8,433,296 shares issued and outstanding; 10,933,296
         shares issued and outstanding as adjusted(1).............         8            11
      Unrealized holding loss on securities available-for-sale....       (35)          (35)
      Additional paid-in capital..................................    43,890        71,150
      Accumulated deficit.........................................   (31,056)      (31,056)
                                                                     -------       -------
              Total stockholders' equity..........................    12,807        40,070
                                                                     -------       -------
              Total capitalization................................  $ 12,807       $40,070
                                                                     =======       =======

- ---------------

(1) Does not include 833,552 shares of Common Stock issuable upon exercise of options outstanding at an exercise price ranging from $.50 to $20.75 per share pursuant to the Company's Stock Option Plans at March 31, 1996.

                                    DILUTION

     The net tangible book value of the Company as of December 31, 1995 was $12,132,650 or approximately $1.44 per share of Common Stock. Net tangible book value per share represents the amount of the Company's tangible assets less total liabilities, divided by 8,433,296 shares of Common Stock outstanding on such date.

     Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the offering. After giving effect to the sale of shares of Common Stock in this offering based on the assumed public offering price per share of $11.75 and the application of the estimated net proceeds therefrom after deducting underwriting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of December 31, 1995 would have been $39,395,150 or $3.60 per share, representing an immediate increase in net tangible book value of $2.16 per share to existing stockholders and an immediate dilution in net tangible book value of $8.15 per share to purchasers of Common Stock in the offering, as illustrated in the following table:

    Assumed public offering price per share............................             $11.75
                                                                                     -----
      Net tangible book value per share at December 31, 1995...........  $ 1.44
      Increase per share attributable to new investors.................    2.16
                                                                          -----
      Pro forma net tangible book value per share after offering.......               3.60
                                                                                     -----
    Net tangible book value dilution per share to new investors........             $ 8.15
                                                                                     =====

The above calculation excludes an aggregate of 833,552 shares of Common Stock reserved for issuance upon exercise of outstanding options at an exercise price ranging from $.50 to $20.75 per share at March 31, 1996.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby are estimated to be approximately $27,262,500 ($31,404,375 if the Underwriters' over-allotment option is exercised in full), at the assumed public offering price per share of $11.75 and after deducting the underwriting discount and estimated offering expenses. The Company expects approximately $9.0 million of such net proceeds will be used to fund further research of its products. In addition, the Company expects to use approximately $7.0 million of such net proceeds to commercialize its dental products in the United States and Europe, which includes developing a small direct sales force for the ATRISORB(R) Barrier in the United States. Further, approximately $7.0 million of such net proceeds will be used for the construction of a new manufacturing facility and the purchase of the related and necessary manufacturing equipment. The remainder of the net proceeds will be used for working capital requirements and general corporate purposes. Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this offering in interest-bearing bank accounts and United States Government or Government-backed securities.

     The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the progress of the Company's research and development programs, the results of preclinical and clinical studies, the timing of regulatory approvals, the rate of technological advances, the commercial potential of the Company's products under development and the status of competitive products. In addition, expenditures will also depend on the establishment of collaborative relationships with other companies, if any, and other factors.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol "ATRX." The following table sets forth, for the fiscal periods indicated, the range of high and low sales price per share of the Common Stock, as reported on the Nasdaq National Market:

                                                                           HIGH     LOW
                                                                           ----     ----
    1996:
      Second Quarter (through April 4, 1996).............................  $ 13     $11 3/8
      First Quarter......................................................  15 1/2   6 1/4
    1995:
      Fourth Quarter.....................................................  $7 3/4   $4 7/8
      Third Quarter......................................................     8     5 1/2
      Second Quarter.....................................................  8 1/8    6 3/8
      First Quarter......................................................     7     5 3/8
    1994:
      Fourth Quarter.....................................................  $6 5/8   $5 1/4
      Third Quarter......................................................  8 3/4    5 3/4
      Second Quarter.....................................................  7 1/4    5 7/8
      First Quarter......................................................  9 1/4    5 5/8

     As of April 1, 1996, there were approximately 3,701 holders of record of the Common Stock. On April 4, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $11.75.

     The Company has paid no cash dividends on its Common Stock since its inception and does not plan to pay dividends on its Common Stock in the foreseeable future.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The financial data presented below are derived from the financial statements of the Company, which have been audited and reported upon by Deloitte & Touche LLP, independent auditors. The selected financial information set forth in the table below is qualified in its entirety by, and should be read in conjunction with, Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                         THREE
                                         YEAR       YEAR       YEAR      MONTHS      YEAR       YEAR
                                        ENDED      ENDED      ENDED      ENDED      ENDED      ENDED
                                       SEPT 30,   SEPT 30,   SEPT 30,   DEC 31,    DEC 31,    DEC 31,
                                         1991       1992       1993       1993       1994       1995
                                       --------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Contract revenue.....................  $  1,981   $  1,465   $  1,378   $    165   $    713   $    580
Expenses
  Research expenses - ATRIDOX(TM)
     product.........................     3,013      2,431      2,789        541      2,765      5,684
  Other research and development.....       754      2,129      3,065        842      3,902      3,905
  Administrative expenses............       644        996        937        163        688        830
  Acquisition of rights..............        --         --         --         --         --      3,802
  Acquisition of technology..........        --      4,505         --         --         --         --
Total expenses.......................     4,411     10,061      6,791      1,546      7,355     14,221
Interest income......................       448      1,696      1,556        374      1,320        987
Net loss.............................  $ (1,905)  $ (6,900)  $ (3,698)  $ (1,007)  $ (5,540)  $(12,658)
Net loss per share...................  $  (0.35)  $  (0.94)  $  (0.48)  $  (0.13)  $  (0.72)  $  (1.58)
Weighted average shares
  outstanding........................     5,370      7,340      7,695      7,721      7,741      8,002
BALANCE SHEET DATA:
Working capital......................  $  4,347   $ 17,779   $  9,372   $ 13,478   $ 12,616   $ 10,913
Total assets.........................     6,440     36,515     29,074     27,912     22,006     14,894
Note payable.........................     4,000      4,000         --         --         --         --
Accumulated deficit..................    (1,253)    (8,153)   (11,851)   (12,858)   (18,398)   (31,056)
Total stockholders' equity...........  $  1,422   $ 31,529   $ 28,118   $ 26,978   $ 21,191   $ 12,807

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Since its inception, the Company has devoted its efforts and resources primarily to research and development of dental products. Through December 31, 1995, the Company had no revenue from product sales. Substantially all of the Company's revenue through September 30, 1991 was derived from a research funding agreement with the Vipont Royalty Income Fund, Ltd. (the "Partnership"). See
Note 3 contained in Notes to the Financial Statements. Since then, the Company's revenue has been derived from interest income and payments from unaffiliated third parties under research contracts. The Company anticipates recording modest revenues from sales of its ATRISORB(R) Barrier product sales in 1996.

     The Company has sustained losses in each year of its operations and expects to incur additional losses over at least the next two years. During the year ended December 31, 1995, the Company spent approximately $5,684,000 to complete the Phase II clinical trial and commence pivotal Phase III clinical studies of the ATRIDOX(TM) product. During 1995, the Company completed clinical trials for the ATRISORB(R) Barrier. A 510(k) premarket notification was submitted to the FDA on December 21, 1995, and on March 22, 1996, the Company received clearance from the FDA to market the ATRISORB(R) Barrier in the United States.

     The Company anticipates that expenses for the year ending December 31, 1996, will increase as a result of increasing costs for product development, preclinical and clinical testing, regulatory affairs, manufacturing, commercial distribution activities, and general and administrative activities associated with the ATRIDOX(TM) product and the ATRISORB(R) Barrier.

     During 1993, the Company changed its fiscal year end from September 30 to December 31.

RESULTS OF OPERATIONS

  Years Ended December 31, 1995 and 1994

     Contract revenue represented revenue the Company received from grants and from unaffiliated third parties for performing contract research and development activities for the ATRIGEL(R) system, and was approximately $571,000 for the year ended December 31, 1995, compared to approximately $701,000 for the year ended December 31, 1994, representing a 19% decrease. The decrease in contract revenue was a result of the Company completing a number of contracts that were in progress in the comparable period, while contracts initiated in the current period have generated less revenue.

     Interest income for the year ended December 31, 1995 was approximately $987,000 compared to approximately $1,320,000 for the year ended December 31, 1994, representing a 25% decrease. Interest income decreased due to a reduction in principal balances of investments as a result of the funds being used in general operations. The majority of the funds were invested in United States government bond funds, long-term United States government and government agency investments. The remaining cash and cash equivalents were invested in interest bearing accounts to fund the Company's short-term operations.

     A loss on sale of marketable securities for the year ended December 31, 1995 was approximately $5,000 compared to approximately $218,000 for the year ended December 31, 1994. The current period loss was substantially less than the comparable period due to improved bond market conditions. The prior period loss resulted from the sale of marketable securities available-for-sale at a time when the bond market had substantially declined compared to the period when the securities were purchased. The proceeds from the sale of marketable securities were used to fund normal operations.

     Research expenses - ATRIDOX(TM) product for the year ended December 31, 1995 were approximately $5,684,000 compared to approximately $2,765,000 for the year ended December 31, 1994, representing a 106% increase. The increase resulted from the two Phase III clinical trials for the ATRIDOX(TM) product which began in January 1995.

     Other research and development expenses included activities for the development of the ATRISORB(R) Barrier product and other research activities. Other research and development expenses were approximately $3,905,000 for the year ended December 31, 1995, compared to similar expenses of approximately $3,902,000 for the year ended December 31, 1994.

     Administrative expenses increased to approximately $830,000 during the year ended December 31, 1995, from approximately $688,000 for the year ended December 31, 1994, representing a 20% increase. The primary reasons for this increase were expenses for legal fees, corporate marketing partner efforts and recently hired employees.

     Acquisition of rights represented the exchange of shares of Common Stock for the Partnership's units. For the year ended December 31, 1995, the Company expensed $3,802,000 which included the issuance of 550,868 shares of Common Stock valued at approximately $6.40 per share and expenses related to completing the transaction.

     The Company recorded a net loss of approximately $12,658,000 for the year ended December 31, 1995, compared to a net loss of approximately $5,540,000 for the year ended December 31, 1994, representing a 128% increase. The current period loss was higher primarily due to a one-time charge of $3,802,000 associated with the acquisition of the Partnership. The current period loss was further increased due to decreased revenues from research contracts, increased expenses associated with the two Phase III clinical trials for the ATRIDOX(TM) product and additional research and development on the ATRISORB(R) Barrier product and the ATRIGEL(R) system.

  Year Ended December 31, 1994 and Fiscal Year Ended September 30, 1993

     Contract revenue represented revenue the Company received from grants and from unaffiliated third parties for performing contract research and development activities for the ATRIGEL(R) system, and was approximately $701,000 for the year ended December 31, 1994, compared to approximately $1,037,000 for the year ended September 30, 1993, representing a 32% decrease. The decrease in contract revenue was a result of the Company completing joint development contracts that were in progress in the prior year.

     Contract revenue from related parties represented the reimbursement for joint development costs from Colgate-Palmolive Company ("Colgate") for the ATRISORB(R) Barrier and from the Partnership for management fees. Revenue was approximately $12,000 for the year ended December 31, 1994 compared to approximately $342,000 for the fiscal year ended September 30, 1993. The reason for the decrease was due to the termination of the joint development agreement with Colgate in January 1993.

     Interest income for the year ended December 31, 1994, was approximately $1,320,000 compared to approximately $1,556,000 for the year ended September 30, 1993, representing a 15% decrease. The majority of the funds were invested in United States government bond funds, long-term United States government and government agency investments. The remaining cash and cash equivalents were invested in interest bearing cash accounts to meet the Company's short-term operating needs. There was a loss on sale of marketable securities of approximately $218,000 in the year ended December 31, 1994, compared to a gain of approximately $158,000 for the same period ended September 30, 1993. The change resulted from the sale of available-for-sale securities at a time when the marketable securities bond market had substantially declined compared to the period when the securities were purchased. The proceeds from the sale were used to fund normal operations.

     Research expenses - ATRIDOX(TM) product for the year ended December 31, 1994, were approximately $2,765,000 compared to approximately $2,789,000 for the year ended September 30, 1993. The slight decrease was due to the change in activity in the clinical area, specifically the cost associated with completing the clarifying study in the prior year compared to preparation to begin the pivotal Phase III clinical studies.

Research expenses are anticipated to increase in subsequent quarters as additional clinical study expenses are incurred.

     Other research and development expenses included activities for the development of the ATRISORB(R) Barrier and other development activities for the Company's own benefit. Other research and development expenses increased to approximately $3,902,000 during the year ended December 31, 1994, from approximately $3,065,000 for the year ended September 30, 1993, representing a 27% increase. The primary reasons for the increase were higher expenses as a result of conducting final stage clinical studies on the ATRISORB(R) Barrier and increased research and development activities related to the ATRIGEL(R) system.

     Administrative expenses decreased to approximately $688,000 during the year ended December 31, 1994, from approximately $937,000 for the year ended September 30, 1993, representing a 27% decrease. The primary reasons for this decrease were the reduction of expenses associated with the Company's accounting and administrative staff, lower expenses related to stockholder reporting and no fiscal year relocation expenses associated with the employment of the Company's Chief Executive Officer. In addition, in the year ended September 30, 1993, $50,000 was expensed for the "manufacture and purchase option" as a result of Colgate terminating the joint development contract in January 1993.

     The Company recorded a net loss of approximately $5,540,000 for the year ended December 31, 1994, compared to a net loss of approximately $3,698,000 for the year ended September 30, 1993, representing a 50% increase. The current period loss was higher due to decreased revenues and increased expenses associated with additional research on the ATRISORB(R) Barrier, the ATRIGEL(R) system and training preparation for the pivotal Phase III clinical studies on the ATRIDOX(TM) product.

  Three Months Ended December 31, 1993 and 1992

     Contract revenue represented revenue the Company received from grants and from unaffiliated third parties for performing contract research and development and activities, and was approximately $162,000 for the three months ended December 31, 1993, compared to approximately $241,000 for the three months ended December 31, 1992 representing a 33% decrease. The decrease in contract revenue was a result of the Company completing projects in progress in the prior year.

     Contract revenue from related parties represented the reimbursement for joint development costs from Colgate for the ATRISORB(R) Barrier and from the Partnership for management fees. Revenue was approximately $3,000 for the three months ended December 31, 1993, and approximately $159,000 for the three months ended December 31, 1992. The reason for the decrease was due to the completion of the joint development contract with Colgate.

     Interest income for the three months ended December 31, 1993, was approximately $374,000 compared to approximately $392,000 for the three months ended December 31, 1992. This decrease was due to a reduction in principal investments as a result of the funds being used in general operations. The majority of the funds were invested in mutual funds, long-term United States government and government agency investments. The remaining cash and cash equivalents were invested to meet the Company's short-term operating needs.

     Research expenses - ATRIDOX(TM) product for the three months ended December 31, 1993, were approximately $541,000 compared to approximately $648,000 for the three months ended December 31, 1992, representing a 17% decrease. The decrease reflects the completion of the clarifying study during the current quarter.

     Other research and development expenses included activities for the development of the ATRISORB(R) Barrier and all other research and development activities. Other research and development expenses increased to approximately $842,000 for the three months ended December 31, 1993, from approximately $696,000 for the three months ended December 31, 1992. The primary reasons for the increase were higher costs as a result of conducting final stage clinical studies on the ATRISORB(R) Barrier and increased research and development activities related to the ATRIGEL(R) system.

     Administrative expenses were $163,000 for the three months ended December 31, 1993, compared to $227,000 for the three months ended December 31, 1992, representing a 28% decrease. The primary reason for this decrease was due to the Company's maintaining a reduced accounting and administrative staff and lower expenses related to stockholder reporting than incurred in the comparative quarter.

     The Company recorded a net loss of approximately $1,007,000 for the three months ended December 31, 1993, compared to a net loss of approximately $637,000 for the three months ended December 31, 1992, representing a 58% increase. This increase in the net loss was primarily the result of decreased revenues from contracts and increased expenses associated with additional research on the ATRIGEL(R) system.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1995, the Company had cash and cash equivalents of approximately $925,000, marketable securities available-for-sale of approximately $10,997,000, and other current assets of approximately $1,078,000, for total current assets of approximately $13,000,000. The Company reclassified investments from marketable securities current and non-current to available-for-sale in 1995. Current liabilities totaled approximately $2,087,000, which resulted in working capital of approximately $10,913,000.

     During the year ended December 31, 1995, the Company used net cash from operating activities of approximately $7,953,000. This was primarily a result of a net loss of approximately $12,658,000, which included a one-time non-cash charge of $3,521,000 for the acquisition of Partnership units for common stock. Adjustments in arriving at cash used in operating activities include depreciation and amortization of $626,000, and changes in other operating assets and liabilities, including the effects of an increase in prepaid expenses of approximately $454,000 due to payments for clinical studies, an increase in accounts payable of approximately $1,382,000, and an increase in inventory of $202,000.

     Net cash provided by investing activities was approximately $6,606,000 during the year ended December 31, 1995. The principal reason for the increase was from sale of marketable securities available-for-sale and the proceeds from maturities of marketable securities to fund normal operating activities during the current period.

     Net cash provided from financing activities was approximately $392,000. The increase was a result of the exercise of stock options by certain directors and employees.

     The Company anticipates that its existing available cash, cash equivalents and marketable securities, combined with the net proceeds of this offering and interest income, will be adequate to satisfy its capital requirements through 1998, after which time the Company intends to seek additional financing. See "Risk Factors -- Uncertainty of Additional Funding." The Company's long-term capital expenditure requirements will depend on numerous factors, including the progress of the Company's research and development programs, the time required to file and process regulatory approval applications, the development of the Company's commercial manufacturing facilities, the ability of the Company to obtain additional licensing arrangements, and the demand for the Company's products, if and when approved.

                                    BUSINESS

     The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Atrix is engaged in the research and development of a broad range of dental, medical and veterinary products based on its proprietary biodegradable sustained release drug delivery system. The Company recently commenced marketing its ATRISORB(R) Barrier, a periodontal product used to aid in the regeneration of the ligament and bone supporting the tooth following osseous flap surgery, in five of six European countries in which it has received regulatory clearance. On March 22, 1996, the Company also received 510(k) clearance from the FDA to market the ATRISORB(R) Barrier in the United States, which the Company intends to begin in the third quarter of 1996. Additionally, in January 1995, the Company commenced pivotal Phase III trials of the ATRIDOX(TM) product, its subgingival drug delivery system containing doxycycline, for the treatment of periodontal disease. All 822 patients have been enrolled and the clinical treatment phase of the study will be completed in late May 1996. If results are favorable, the Company intends to file an NDA with the FDA in the first quarter of 1997.

     The Company's strategy is to develop and commercialize its proprietary ATRIGEL(R) system in dental, medical and veterinary applications by using its own capabilities and, in some instances, the expertise of corporate partners. The Company continues to evaluate the ATRIGEL(R) system for other health care applications including cancer, central nervous system disorders and various veterinary treatments. The Company has research and development programs for several of these applications with various pharmaceutical and health care companies.

ATRIX TECHNOLOGY

     The Company's patented ATRIGEL(R) system is comprised of biodegradable polymers dissolved in biocompatible solvents and is administered as flowable compositions (e.g. solutions, gels, pastes, and putties), which then solidify upon contact with body fluids to form biodegradable implants. The ATRIGEL(R) system is designed to provide extended localized or systemic drug delivery in a single application, without the need for surgical implantation or removal.

     The ATRIGEL(R) system is compatible with a broad range of pharmaceutical compounds, including water soluble and insoluble compounds and high and low molecular weight compounds. The Company has demonstrated in preclinical trials the systemic delivery of proteins and peptides, including hormones such as leutinizing hormone releasing hormone ("LHRH") and a wide range of growth factors. Another feature of the ATRIGEL(R) system is the custom-tailored degradation and rate of drug release of the implant. The Company has demonstrated in preclinical trials sustained drug release over periods of several days to several months depending on the specific needs and the particular drug. Drug release occurs through both degradation of the polymer and diffusion of the drug out of the polymer. Drug release is controlled by the type and molecular weight of the polymer as well as the solvent used in the system.

     The Company believes the ATRIGEL(R) system addresses many of the limitations associated with traditional drug delivery technologies. Most drugs are administered orally or by injection at intermittent and frequent doses. These routes of administration are not optimal for several reasons, including difficulty in maintaining uniform drug levels over time, problems with toxicity and side effects, high costs due to frequent administration and poor patient compliance. Furthermore, innovations in biotechnology have led to an increase in the number of protein and peptide drugs under development. These therapeutics, because of their larger molecular size and susceptibility to degradation in the gastrointestinal tract, must currently be administered by multiple injections often in a hospital or other clinical setting.

     The Company believes that the ATRIGEL(R) system may provide benefits over traditional methods of drug administration such as capsules, injections and continuous infusion as a result of the following properties:

     - Safety. All components of the ATRIGEL(R) system are biocompatible and have independently established safety and toxicity profiles. In addition, the polymers used in the system are members of a class of polymers some of which have previously been approved by the FDA for human use in other applications. The Company's ATRIDOX(TM) product will use a polymer and solvent similar to that used in the ATRISORB(R) Barrier, which the FDA cleared for marketing in the United States on March 22, 1996.

     - Versatility. The ATRIGEL(R) system is compatible with a broad range of pharmaceutical compounds, including water soluble and insoluble compounds and high and low molecular weight compounds. In addition, the Company has demonstrated in preclinical trials the local and systemic delivery of proteins and peptides, including hormones such as LHRH and a wide range of growth factors.

     - Site Specificity. The ATRIGEL(R) system can be delivered directly to a target area, thus potentially achieving higher drug concentrations at the desired site of action and minimizing systemic side effects. In humans, the Company has delivered high concentrations of the generic antibiotic doxycycline to the periodontal tissue with minimal systemic concentrations of the drug. In preclinical models, the Company has delivered several cancer drugs directly to tumors achieving high local concentration of the drugs with minimal systemic concentrations.

     - Systemic Drug Delivery. The ATRIGEL(R) system also can be used to provide sustained drug release into the systemic circulation for those applications where the entire body requires treatment, and the drug is not active when taken orally. In preclinical models, the Company has demonstrated the systemic delivery of peptides at therapeutic levels for up to 120 days from a single depot injection.

     - Customized Continuous Release. The Company has demonstrated in preclinical trials sustained drug release over periods of several days to several months, depending on the specific needs and the particular drug.

     - Biodegradability. The ATRIGEL(R) system will biodegrade and is not expected in most applications to require removal when the drug is depleted.

     - Ease of Application. The ATRIGEL(R) system can be injected or inserted as flowable compositions (e.g. solutions, gels, pastes, and putties) by means of ordinary cannulas and syringes, or can be sprayed or painted onto tissues.

     The ATRIGEL(R) system can be used without a drug as a medical device. In such cases, the product would have all of the properties described above except those dependent on the release of a drug. The Company's first product, the ATRISORB(R) Barrier, utilizes the ATRIGEL(R) system without a drug and is classified as a medical device.

BUSINESS STRATEGY

     The Company's business strategy is to develop and commercialize its proprietary ATRIGEL(R) system in dental, medical and veterinary applications by using its own capabilities and, in some instances, the expertise of corporate partners. The Company's initial applications of the ATRIGEL(R) system are in the field of dentistry. At this time, the Company plans to develop, manufacture and market these products on its own. For certain medical and animal health applications, the Company plans to develop, manufacture and market products in collaboration with third parties. The Company is currently pursuing development programs in collaboration with third parties in areas such as cancer, nervous system disorders and various veterinary applications.

PRODUCT DEVELOPMENT PROGRAMS

     The Company is using the ATRIGEL(R) system to develop a broad range of medical, dental and veterinary products. The following table sets forth certain information about each of the Company's products currently under development.

                    ATRIX TECHNOLOGY APPLICATION AND STATUS

          TECHNOLOGY                 INDICATION               STATUS(1)              PARTNER
- ------------------------------  --------------------    ----------------------    -------------
Dental Applications:
  ATRISORB(R) Barrier           Periodontal Surgery     Available for                  --
                                                          marketing in the
                                                          U.S. and six
                                                          European countries
  ATRIDOX(TM) Product           Periodontitis           Phase III                      --
  ATRISORB(R) Barrier with
     Doxycycline                Periodontal Surgery     Preclinical                    --
  ATRISORB(R) Barrier with      Periodontal             Preclinical                    --
     Growth Factors             Regeneration
Medical Applications:
  ATRIGEL(R) System with
     Leuprolide Acetate         Cancer                  Preclinical               Gensia
  ATRIGEL(R) System with
     a CNS Drug                 Schizophrenia           Preclinical               Eli Lilly
Veterinary Applications:
  ATRIDOX(TM) Product           Periodontitis           Preclinical               Heska
  ATRIGEL(R) System for
     Vaccine Delivery           Animal Vaccine          Field Trial               Pharmacia &
                                                                                  Upjohn

(1) See "-- Government Regulation."

     DENTAL APPLICATIONS

     The Company's initial dental products are targeted at periodontal disease. Periodontal disease is characterized by chronic infection and inflammation of the gums and surrounding tissue, resulting in the formation of periodontal pockets (spaces between the gum and tooth) as the bone and periodontal ligament surrounding the tooth deteriorate. Periodontal disease is not currently curable, but continuous maintenance can prevent and/or delay flare-ups and further deterioration. The severity of the disease varies from the mildest cases, clinically termed gingivitis (bleeding gums), to the more severe cases, clinically termed periodontitis, which is characterized by bone and ligament loss around the tooth.

     Periodontal disease is most prevalent after the age of 35. In a 1985-86 survey by the National Institute of Dental Research, it was determined that 44% of adults in the United States had bleeding on probing and attachment loss of 3 millimeters or more, meeting the clinical definition of periodontal disease. Progression of the disease is usually painless and asymptomatic allowing the condition to become advanced before treatment is sought by the patient. Effective treatment is possible only through periodic professional intervention to arrest further tissue deterioration. The most common treatment, scaling and root planing, requires the dental professional to scrape away accumulated plaque and calculus above and below the gumline. For more serious cases, various forms of gum surgery are the primary treatment. The Company believes that only a small portion of patients diagnosed with periodontal disease seek treatment due to a number of factors, including cost, pain and potential medical complications associated with current treatments.

     The ATRISORB(R) Barrier. The Company's first product, the ATRISORB(R) Barrier, utilizes the ATRIGEL(R) system formulated without a drug to act as a barrier to aid in the regeneration of the ligament and bone tissue supporting the tooth following osseous flap surgery. Osseous flap surgery, a common treatment for severe cases of periodontal disease, involves the cutting of a flap of gum tissue to expose infected tooth surfaces not reachable by conventional scaling and root planing procedures. Published research has shown that to obtain optimal healing following flap surgery, it is necessary to isolate the healing wound site from the adjacent gum tissue. If the surgical site is not isolated, gum epithelial cells will grow into the wound slowing the reattachment of the supporting ligament and bone cells. The placement of a barrier that isolates the surgical site from the gum tissue has been shown to selectively facilitate growth of the periodontal ligament cells, leading to connective tissue and bone regeneration at the base of the periodontal defect. According to an American Dental Association Survey in 1990, there are over 2 million flap surgeries performed each year in the United States.

     The ATRISORB(R) Barrier is formed outside of the mouth using a sterile, single-procedure barrier forming kit. Once placed in the mouth over the periodontal defect, the semi-solid barrier further solidifies upon contact with oral fluids and adheres to the tooth's surface, isolating the healing site from gum tissue and promoting selective regeneration of ligament and bone tissue. The Company's preclinical and clinical trials have been presented at scientific meetings and published in a number of scientific journals. To date, the Company has published four studies. In the pivotal trial for the 510(k) submission ATRISORB(R) Barrier was shown to be substantially equivalent to a currently marketed barrier.

     The Company believes the ATRISORB(R) Barrier has several advantages over existing guided tissue regeneration products. These advantages include conforming to the site, no requirement for sutures, a shorter period of time required for placement, and no requirement of a second surgery to remove the biodegradable ATRISORB(R) Barrier. In addition, periodontists can form multiple barriers from a single kit, thereby reducing inventory requirements.

     The Company completed human clinical trials of the ATRISORB(R) Barrier during 1995 and filed a 510(k) notification with the FDA on December 21, 1995 to market the ATRISORB(R) Barrier in the United States for guided tissue regeneration applications. The Company received clearance of its 510(k) application from the FDA on March 22, 1996. The Company also has received clearance to market the ATRISORB(R) Barrier in Denmark, France, Ireland, Spain, Switzerland and The Netherlands. In March 1996, Atrix commenced marketing the ATRISORB(R) Barrier in each of the above mentioned European countries, except Ireland. The Company expects to commence commercial sales in the United States in the third quarter of 1996.

     The ATRIDOX(TM) Product with Doxycycline. The ATRIDOX(TM) product combines the ATRIGEL(R) system with the generic antibiotic doxycycline to form a product designed to control the bacteria that cause periodontal disease. The ATRIDOX(TM) product is intended to add a new, less invasive pharmaceutical maintenance procedure to current periodontal treatment. The ATRIDOX(TM) product is administered by a periodontist or a general dentist by filling the periodontal pocket with the ATRIDOX(TM) product using a cannula that is similar in design to a periodontal probe. The ATRIDOX(TM) product releases doxycycline in a sustained manner over a period of seven days. In Phase II clinical trials, the Company demonstrated that the ATRIDOX(TM) product reduced bleeding on probing, reduced pocket depth and increased attachment level at statistically significant levels over the vehicle alone. The Phase II trial included 180 patients with moderate to severe periodontal disease. The patients were treated at baseline and at four months with the ATRIDOX(TM) product. In these clinical trials, administration of the ATRIDOX(TM) product was rapid, required a minimal amount of patient chair time and involved minimal discomfort compared to conventional methods of therapy.

     In January 1995 the Company commenced pivotal Phase III trials on the ATRIDOX(TM) product. The pivotal Phase III trials consist of two studies which are being conducted at 20 sites and include 822 patients. The study protocol calls for patients to be treated at baseline and again at four months to simulate the use of the ATRIDOX(TM) product in a periodontal practice. All patients have been enrolled and the clinical treatment phase of the study will be completed in late May 1996. The clinical parameters being assessed are attachment level gain, pocket depth reduction and bleeding on probing in comparison to the placebo, scaling and root planing alone, and oral hygiene alone. If the results are favorable, the Company expects to file an NDA with the FDA during the first quarter of 1997.

     ATRISORB(R) Barrier with Doxycycline. The ATRISORB(R) Barrier with doxycycline is under development by the Company in order to address concerns about infections following periodontal surgery. It has been shown clinically that post operative infections often lead to less than optimum healing. Medicinal agents such as doxycycline can be incorporated into the ATRISORB(R) Barrier, which the Company believes could provide a drug delivery capability not feasible with other barriers currently on the market. As a result, the Company believes the ATRISORB(R) Barrier with doxycycline will contribute to better healing of the surgical site.

     ATRISORB(R) Barrier with Tissue Growth Factors. Tissue growth factors are capable of stimulating the growth of cellular components responsible for regeneration of a periodontal defect. The Company has demonstrated that when tissue growth factors are placed in a periodontal defect without a suitable drug delivery system, there is minimal regeneration. In preclinical trials the Company has demonstrated that regeneration of certain periodontal defects is enhanced when certain tissue growth factors are used with ATRISORB(R) than when the factors are delivered without the benefit of the ATRISORB(R) Barrier system.

     MEDICAL AND VETERINARY HEALTH APPLICATIONS

     Consistent with its business strategy, the Company continues to develop the ATRIGEL(R) system for health care applications other than dentistry. The Company's current medical applications under development are funded by joint development agreements with other pharmaceutical and health care companies.

     ATRIGEL(R) for Leuprolide Acetate. In 1995, the Company signed an exclusive worldwide license agreement to collaborate with Gensia, Inc. (Gensia) in the development of a product for the treatment of solid tumor cancers using the ATRIGEL(R) system. Under the terms of the license, the Company is responsible for conducting a feasibility study to characterize release rates of an existing off-patent, anti-cancer drug and the development of a dosage form to be evaluated in human clinical trials.

     Gensia is responsible for conducting the clinical trials, scale-up and manufacture of the product. The product will be marketed by Gensia Laboratories, Ltd., a division of Gensia, which is developing a broad line of oncolytic products. In addition, Gensia will fund the development program at Atrix, make certain milestone payments, and pay a royalty on future sales of the product.

     The product being developed is leuprolide acetate, a luteinizing hormone releasing hormone peptide currently sold in the U.S. and abroad by Tap Pharmaceuticals, Inc., a joint venture of Abbott Laboratories and Takeda Pharmaceuticals, Ltd. The product is sold under the brand name Lupron(R).

     ATRIGEL(R) System for Animal Vaccine Delivery. The Company has collaborated with Pharmacia & Upjohn, Inc. (formerly The Upjohn Company) ("Upjohn") since 1991 to evaluate the ATRIGEL(R) system for the development of animal treatment products. In 1994, Upjohn exercised its option for an exclusive license for the ATRIGEL(R) system technology for animal vaccines. Upjohn has paid the Company a licensing fee and is required to pay a royalty to the Company on future sales of the project. During 1995, Upjohn initiated field trials to evaluate two ATRIGEL(R) system vaccine formulations for efficacy. The Company intends to continue to work with Upjohn as needed to optimize these products and to obtain regulatory approval for their use in animals.

     ATRIGEL(R) System for a CNS Drug. In 1994, the Company signed a research and development agreement with Eli Lilly and Company ("Lilly") to evaluate the potential use of the ATRIGEL(R) system with an antipsychotic drug under development by Lilly. Pursuant to the agreement, Lilly has funded the Company's feasibility program. Atrix completed the feasibility program in December 1995 and the Company and Lilly are currently discussing terms of a licensing agreement.

     ATRIDOX(TM) Product for Veterinary Applications. In 1995, the Company signed an exclusive worldwide license agreement with Heska Corporation to develop a product to treat periodontal disease in companion animals. Under the terms of the license, the Company will develop a subgingival therapy for periodontal disease in dogs and cats, comprised of the antibiotic doxycycline and the ATRIGEL(R) system. In addition,

Heska will fund certain elements of the Company's development program and make certain milestone payments and the Company will supply all of Heska's requirements for the product.

     ATRIGEL(R) System for Solid Tumor Cancers. The Company believes the ATRIGEL(R) system is well suited for the local delivery of certain anti-cancer agents and has the potential to capitalize on the potency of these drugs while diminishing the systemic side effects associated with them. The Company believes that the ATRIGEL(R) system can release the agent into the solid tumor at higher concentrations and for longer periods of time while providing lower systemic levels of drug than generally can be achieved through injection or intravenous delivery. High systemic levels of the drug frequently lead to undesirable side effects. The Company has conducted preclinical studies where the ATRIGEL(R) system containing the anti-cancer drugs cisplatin, doxorubicin and vinblastine has been injected directly into solid tumors. These studies resulted in reduced tumor volume and increased survival while minimizing side effects when compared to the agents administered intravenously. Sustained release of the agents for periods up to 28 days has been demonstrated preclinically.

     Other Potential Applications. The Company has conducted research and development for pain control by incorporating analgesics and anti-inflammatory agents into the ATRIGEL(R) system. In addition, the Company has delivered in preclinical studies the narcotic antagonist, naltrexone, in a controlled release fashion for potential application in drug and alcohol abuse. The Company has aerosolized its ATRIGEL(R) system to provide a spray-on barrier to separate tissues in a potential application for surgical adhesion prevention. The Company has no plans at this time to pursue these applications but is in a position to complete the development work for a potential marketing partner.

MARKETING AND SALES

     The Company plans to market most dental products itself in the United States and will use distributors in Europe. Certain dental applications may be large enough to warrant the use of additional distributors in the United States in conjunction with the Company's own efforts. There are approximately 4,000 periodontists in the United States and 3,000 dentists that perform osseous flap procedures in Europe. The Company received clearance to market the ATRISORB(R) Barrier in six European countries, and on March 22, 1996 received clearance by the FDA to market the product in the United States. In March 1996, Atrix commenced marketing the ATRISORB(R) Barrier in five of the six European countries in which it received clearance, and expects to commence commercial sales in the United States in the third quarter of 1996. The Company expects its present and future corporate partners to market its non-dental products. See "Risk Factors -- Lack of Sales and Marketing Experience."

MANUFACTURING

     The Company has limited experience in manufacturing any of its products on a commercial scale. To date, the Company has manufactured its dental products only on the small scale needed for clinical trials and testing formulations. The Company recently expanded and upgraded its pilot manufacturing facility. The Company's facility has the capacity to produce approximately 120,000 ATRISORB(R) Barrier kits annually. The Company is in the process of completing validation to comply with cGMP regulations for the manufacture of its dental products. For certain steps in the manufacturing process the Company currently uses contract manufacturers. See "Risk Factors -- Lack of Commercial Scale Manufacturing Experience; Regulatory Compliance" and "-- Dependence on Third Parties."

     The Company plans to use a portion of the proceeds of this offering to build a new manufacturing facility. The Company will need to significantly scale-up its current manufacturing processes and comply with cGMPs and other regulations prescribed by various regulatory agencies in the United States and other countries. Failure by the Company to successfully scale-up its manufacturing processes or to comply with cGMPs and other regulations would have a material adverse effect on the Company. Prior to the completion of such facility, the Company will use contract manufacturers if necessary in order to produce its additional requirements for the ATRISORB(R) Barrier. As an alternative to establishing its own manufacturing capabilities or entering into collaborative agreements, the Company may contract its manufacturing to an independent third party. There can be no assurance that the Company will be able to enter into any such arrangements with a collaborative partner or independent third parties on favorable terms, or at all. See "Risk Factors -- Dependence on Third Parties."

PATENTS AND PROPRIETARY RIGHTS

     The Company considers patent protection and proprietary position to be materially significant to its business. The Company maintains eleven United States patents and eight foreign patents, and has nineteen United States and thirty-three foreign patent applications pending. The Company's ATRIGEL(R) system, upon which the ATRISORB(R) Barrier, the ATRIDOX(TM) product and all of the Company's presently anticipated future products are based, is protected by claims contained in these patents and in pending patent applications.

     Notwithstanding the Company's pursuit of patent protection, there is no assurance that others will not develop delivery systems, compositions and/or methods that infringe the Company's patent rights resulting from outright ownership or non-revocable exclusive licensure of patents which relate to the Company's delivery systems, composition and/or methods. In that event, such delivery systems, compositions and methods may compete with the Company's systems, compositions and methods and may adversely affect the operations of the Company. Further, there is no assurance that patent protection will afford adequate protection against competitors with similar systems, composition or methods, nor is there any assurance that the patents will not be infringed or circumvented by others. Moreover, it may be costly to pursue and to prosecute patent infringement actions against others, and such actions could hamper the business of the Company. The Company also relies on its unpatented proprietary know-how. No assurance can be given that others will not be able to develop substantially equivalent proprietary know-how or otherwise obtain access to the Company's know-how, or that the Company's rights under any patents will afford sufficient protection. See "Risk Factors -- Reliance on Patents and Proprietary Rights."

COMPETITION

     The development of therapeutic approaches to treat periodontal disease is competitive. GTR barriers have been developed by several companies and can be broadly categorized as nonbiodegradable and biodegradable barriers. Nonbiodegradable barriers are marketed by William L. Gore Company and TEF Gen USA, under the trade names Gore-Tex Periodontal Material and TefGen-FD(R) Barrier Membrane, respectively. Biodegradable barriers are marketed by Guidor, Inc., Calcitek, Inc. and William L. Gore under the names Guidor, Biomend and Resolut Regeneration Material, respectively. These barriers come in multiple sizes and shapes, require suturing to hold them in place, take more time to apply and can be used only to treat a single site.

     The treatment of periodontis by the subgingival controlled release delivery of antimicrobial agents is also competitive. Actisite(R), marketed in the United States by Proctor & Gamble and in Europe by ALZA Corporation, is currently the only product cleared by the FDA for this use in the United States. Actisite(R) is an ethylene vinyl acetate co-polymer fiber incorporated with 25% tetracycline. Actisite(R) is nonbiodegradable is placed by a periodontal professional into a periodontal pocket by means of a dental tool and requires removal after 10 days. The indicated use for Actisite(R) is as an adjunctive treatment to scaling and root planing. The Company is aware of other products in development which may be competitive with the Company's first products.

     The drug delivery industry is characterized by rapidly evolving technology and intense competition. The Company's competitors include major pharmaceutical, chemical, drug delivery and biotechnology companies, many of which have financial, technical and marketing resources significantly greater than those of the Company. In addition, many drug delivery and biotechnology companies have formed collaborations with large, established pharmaceutical companies to support research, development and commercialization of products that may be competitive with those of the Company. There can be no assurance that product introductions or developments by others will not render the Company's products or technologies obsolete or place them at a competitive disadvantage.

     Products utilizing the Company's proprietary drug delivery systems are expected to compete with other products for specified indications, including drugs marketed in conventional and alternative dosage forms.

New drugs or further developments in alternative drug delivery methods may provide greater therapeutic benefits for a specific drug or indication, or may offer comparable performance at lower cost, than those offered by the ATRIGEL(R) system. The Company expects proprietary products approved for sale to compete primarily on the basis of product efficacy, safety, patient convenience, reliability, availability, price and patent position. There can be no assurance that product introductions or developments by others will not render the Company's expected products or technologies noncompetitive or obsolete. See "Risk Factors -- Competition; Rapid Technological Change."

GOVERNMENT REGULATION

     The research and development, manufacturing and marketing of the Company's products are subject to regulation by the FDA in the United States and by comparable authorities in other countries. These national authorities and other federal, state and local entities regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products.

     The Federal Food, Drug and Cosmetic Act (the "Act"), the Public Health Services Act, the Controlled Substance Act and other Federal statutes and regulations govern or influence all aspects of the Company's business. Noncompliance with applicable requirements can result in fines, criminal prosecution, recall, seizure of products, injunctions, total or partial suspension of production, withdrawals of approvals, and refusal of the government to approve or clear product premarket submissions and applications or to allow the Company to enter into contracts with the government. In addition, administrative remedies can involve the recall of products as well as the refusal of the government to approve pending applications, supplements to approved applications or premarket notifications. The FDA also has the authority to withdraw approval of drugs in accordance with statutory due process procedures.

     In order to obtain FDA approval of a new product, whether it is a drug or device, the Company must submit proof of safety and effectiveness for NDAs and PMAs. In most cases, such proof entails extensive preclinical and clinical studies and laboratory tests. The preparation of an NDA or PMA applications and processing of those applications by the FDA is expensive and may take several years to complete. There can be no assurance that the FDA will file an NDA or a PMA for substantive review. There can be no assurance that the FDA will act favorably or timely in making such reviews, and significant difficulties or costs may be encountered by the Company in its efforts to obtain FDA approvals that could delay or preclude the Company from marketing any products it may develop. There can also be no assurance that the FDA will not request the development of additional safety or effectiveness data. Based upon the data, the FDA may also limit the scope of labelling claims for products or deny the NDA or PMA. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which the Company will have the exclusive right to exploit such patented products, even though patent extensions may be possible.

     The Company's products, as presently anticipated, will be regulated as either drugs or medical devices. Each type of product is regulated by different provisions of the Act. The FDA's authority over medical devices derives from the 1976 Medical Device Amendments, the Safe Medical Devices Act of 1990 and the regulations promulgated thereunder. At least 90 days prior to commencing commercial distribution, a pre-market notification under Section 510(k) of the law must be filed with the FDA with respect to certain medical devices intended for commercial distribution. After receipt of the pre-market notification, the FDA will determine whether the device is "substantially equivalent" to a device already lawfully marketed and whether the device is otherwise subject to a PMA requirement. Devices for which pre-market notifications have been filed may not be marketed until the FDA issues an order finding the device to be substantially equivalent to an already legally marketed device which is not otherwise subject to a requirement of pre-market approval under Section 515 of the Act. Devices which are found by the FDA to be not substantially equivalent to a legally marketed device, and devices which are substantially equivalent to a device that requires pre-market approval before marketing, must submit and receive approval of a PMA before commercialization may commence. The preparation by the Company and the FDA's review of a PMA are complex, typically including both animal and human trials and may take several years to complete. Such trials must be conducted under an Investigational Device Exemption approved by the FDA and must be approved and monitored by an Institutional Review Board ("IRB").

     The Company received clearance to market the ATRISORB(R) Barrier in the United States on March 22, 1996. The regulatory requirements for marketing medical devices in the European Union (the "EU") are currently in transition as the EU's new Medical Device Directive is being implemented. Some countries do not currently require pre-market approval or notification for this type of product, while other countries do not distinguish between medical devices and drug products. The EU's Medical Device Directive transition period will end in June 1998, after which time all medical devices will require a Communaute Europeene (a "CE Mark") before they can be marketed in any EC member state. Obtaining the CE Mark will require compliance with EU directives, which include manufacturing and quality assurance documentation (and inspections) mandated by the ISO 9000 Series standards and information on the product, performance, safety, manufacture and quality control.

     The Company currently expects to market the ATRISORB(R) Barrier in the nine foreign countries which currently permit marketing based on compliance with national medical device requirements. Of these foreign countries, the Company has received clearance to market the ATRISORB(R) Barrier in Denmark, France, Ireland, Spain, Switzerland and The Netherlands. The Company also is actively pursuing clearance to market the ATRISORB(R) Barrier in Italy, Israel, and Sweden. The Company plans to complete the additional work required to obtain the CE Mark prior to expiration of the Medical Device Directive transition period in June 1998 and upon obtaining a CE Mark to market the ATRISORB(R) Barrier in additional foreign countries.

     Products such as the Company's drug delivery system have been generally regulated under the new drug and related provisions of the Act. The process required by the FDA before a drug delivery system may be marketed in the United States depends on whether the drug has existing approval. If the drug is a new chemical entity that has not been previously approved, then the process includes
(i) preclinical laboratory and animal tests, (ii) an investigational new drug ("IND") exemption which has become effective, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug in its intended application and (iv) FDA approval of an NDA. If the drug has been previously approved, then the approval process is substantially similar, except that certain toxicity tests normally required for the IND may not be required.

     Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the statistical methods to be used in the study, a description of study end points, criteria for evaluating the safety and effectiveness, and an array of detailed parameters that are necessary to produce an adequate and well controlled clinical study. Each protocol is submitted to the FDA as part of the IND. The FDA must review and approve the protocol and IND application. However, such an approval is not tantamount to commitment to approve an NDA, even when the study results are favorable. Each clinical study is conducted under the authority of a qualified IRB which is in compliance with the requirements of 21 CFR, part 56. The IRB will consider, among other things, ethical factors, the safety of human subjects, the protection of patient confidentiality, informed consents, and the possible liability of the institution.

     Clinical trials are typically conducted in three sequential phases, but these phases may overlap. During Phase I, the initial introduction of the drug into healthy human subjects, the product is tested for safety, dosage tolerance, absorption, distribution, metabolism and excretion. Phase II involves trials in a limited patient population to (i) determine the efficacy of the product for specific, target indications, (ii) determine dosage tolerance and optimal dosage; and, (iii) identify possible adverse effects and safety risks. If Phase II evaluations demonstrate that a drug has promising therapeutic benefits and has an acceptable safety profile, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population often at geographically dispersed clinical study sites. A clinical plan, or "protocol," must be submitted to the FDA prior to the commencement of each clinical trial. All patients involved in the clinical trials must provide informed consent prior to their participation. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time. The results of the clinical trials are submitted to the FDA as part of the NDA to establish the safety and effectiveness of the drug for its intended indications. The FDA may order the temporary or permanent discontinuation of clinical trials at any time if it believes that clinical subjects are being exposed to an unacceptably high safety risk or the design of the trial will not meet its stated objectives.

     The results of product development, testing, preclinical trials and clinical trials are submitted to the FDA in an NDA for approval of the marketing and commercial shipment of the product. Prosecution of an NDA can take several years to complete, and there is no assurance that the FDA will approve a submitted NDA.

     The FDA may deny an NDA if applicable regulatory criteria, including compliance with cGMP, are not satisfied. The FDA may require additional clinical testing or other types of testing, or manufacturing or quality control changes. Even if such data are submitted or such changes are made, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval, and will deny approval of the application. Before approval of an NDA, the FDA will inspect records and manufacturing processes relating to the production and laboratory testing of the finished drug product to ensure compliance with cGMPs. Following approval, the FDA may condition marketing on receipt of final printed labelling. Product approvals may be withdrawn by the FDA if compliance with regulatory standards is not maintained or if new evidence demonstrating that the drug is unsafe or lacks efficacy for its intended uses becomes known after the product reaches the market. The FDA may require testing and surveillance programs to monitor the effect of the Company's proprietary drug delivery systems which have been commercialized, and has the power to prevent or limit further marketing of the product based on the results of these post-marketing surveillance programs. Any failure to obtain required regulatory approvals, or any substantial delay in obtaining such approval, could have a material adverse effect on the Company. See "Risk Factors -- Government Regulation; Uncertainty of Obtaining Regulatory Approval" and "-- Lack of Commercial Scale Manufacturing Experience; Regulatory Compliance."

     Each domestic drug product manufacturing establishment must be registered with, and achieve a satisfactory inspection from, the FDA. Establishments handling controlled substances must be licensed by the United States Drug Enforcement Administration. Domestic manufacturing establishments are subject to inspection by the FDA prior to the approval of an NDA and to biennial inspections by the FDA for cGMP compliance after an NDA has been approved. Additionally, after approval the Company must make adverse product experience reports to the FDA. The Prescription Drug User Fee Act of 1992, enacted to expedite drug approval by providing the FDA with resources to hire additional medical reviewers, imposes user fees on manufacturers who submit certain applications to the FDA for pre-market approval of new drugs. Also, under specified conditions, manufacturers of new drugs are subject to establishment fees and product fees. Drug user fees are substantial.

THIRD PARTY REIMBURSEMENT

     The cost of a significant portion of medical care in the United States is funded by government and private insurance programs, such as Medicare, Medicaid, health maintenance organizations and private insurers, including Blue Cross/Blue Shield plans. Governmental imposed limits on reimbursement of hospitals and other health care providers (including dental practitioners) have significantly impacted their spending budgets. Under certain government insurance programs, a health care provider is reimbursed a fixed sum for services rendered in treating a patient, regardless of the actual charge for such treatment. Private third-party reimbursement plans are also developing increasingly sophisticated methods of controlling health care costs through redesign of benefits and exploration of more cost-effective methods of delivering health care. In general, these government and private cost-containment measures have caused health care providers to be more selective in the purchase of medical products.

     Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third-party coverage will be available. Limitations imposed by government and private insurance programs and the failure of certain third-party payers to fully or substantially reimburse health care providers for the use of the products could have a material adverse effect on the Company. See "Risk Factors -- Uncertainty of Customer Acceptance; Third Party Reimbursement."

EMPLOYEES

     As of April 1, 1996, the Company employed 71 employees on a full-time basis and one person on a part-time basis. Of the 71 full-time employees, 62 are engaged in research and clinical testing and the remaining nine are in administrative capacities. Seven employees have earned doctorate or advanced degrees. None of the Company's employees are represented by a union or collective bargaining unit and management considers relations with employees to be good.

                                   MANAGEMENT

     The directors and officers of the Company and their ages as of April 1, 1996 are as follows:

              NAME                AGE                    POSITION
              ----                ---                    --------
John E. Urheim(1)...............  55     Vice Chairman, Chief Executive Officer and
                                           Director
Dr. G. Lee Southard(1)..........  59     President, Chief Scientific Officer and
                                         Director
Dr. Richard L. Dunn.............  55     Vice President, Drug Delivery Research
Dr. Charles P. Cox..............  43     Vice President, New Business Development
Dr. J. Steven Garrett...........  50     Vice President, Dental Clinical Research
Michael R. Duncan...............  33     Vice President, Manufacturing
Rees M. Orland..................  51     Vice President, Marketing and Sales
Kimberly A. Marks...............  33     Corporate Controller, Assistant Secretary and
                                           Assistant Treasurer
William C. O'Neil, Jr.(1)(2)....  61     Chairman of the Board
David R. Bethune(2).............  55     Director
Dr. R. Bruce Merrifield(3)......  74     Director
Dr. Jere E. Goyan(3)............  64     Director
Dr. D. Walter Cohen(1)(3).......  69     Director
C. Rodney O'Connor..............  63     Director
H. Stuart Campbell(2)...........  67     Director

- ---------------

(1) Member of the Executive Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

     John E. Urheim has served as Vice Chairman, Chief Executive Officer and a director of the Company since June 1993. From April 1989 through June 1993, he was a principal of Urheim Consultants, a health care consulting firm. Mr. Urheim has 25 years prior work experience at Abbott Laboratories, G.D. Searle, Owens Illinois Corporation, and Gynex Pharmaceuticals Inc. Mr. Urheim received his Bachelor of Arts degree in Economics and Political Science from Cornell College and a Masters degree in Economics from the University of Iowa.

     Dr. G. Lee Southard has been a director of the Company since 1986 and has served as President of the Company since 1987. Dr. Southard has served as Chief Scientific Officer of the Company since June 15, 1993 and serves as a director of Mesa Laboratories, Inc., a medical equipment and data measurement company. Dr. Southard received his Bachelor of Science degree from the Virginia Military Institute, his Master of Science degree from George Washington University and his Ph.D. from the University of North Carolina at Chapel Hill.

     Dr. Richard L. Dunn has served as Vice President, Drug Delivery Research since 1992. From 1987 to 1992, he served as Vice President, Research and Development. Dr. Dunn received his Bachelor of Science in chemistry from the University of North Carolina at Chapel Hill and his Ph.D. in organic chemistry from the University of Florida.

     Dr. Charles P. Cox has served as Vice President, New Business Development since January 1996, and served as Vice President, Product Development from September 1992 to January 1996. Dr. Cox served as Project Director of Research and Development, Project Planning and Management for G.D. Searle & Company, a pharmaceutical company, from 1987 to September 1992. Dr. Cox received a Bachelor of Arts in Zoology from the University of Tulsa, a Masters of Business Administration from Northwestern University, and a Masters of Science and a Ph.D. in Medical Microbiology and Immunology from the University of Oklahoma.

     Dr. J. Steven Garrett has served as Vice President, Dental Clinical Research since April 1995. He served as Professor of Periodontics at Loma Linda University from 1986 to 1995 and was in private practice specializing in periodontics for 17 years. Dr. Garrett is a Diplomat of the American Academy of Periodontology and serves on the editorial boards of numerous professional journals.

     Michael R. Duncan has served as Vice President, Manufacturing since October 1995. He served as Director of Production Operations and Packaging Manager for Geneva Pharmaceuticals, Inc., a pharmaceutical company, from 1992 to 1995. Prior to 1992, he served as a Production Planner at Roxanne Laboratories, Inc. Mr. Duncan received a degree in Business Administration from Regis University.

     Rees M. Orland has served as Vice President, Marketing and Sales since January 1996. He was the owner of RMO Consulting Group, a healthcare marketing consulting business, from 1992 to 1996 and served as Corporate Senior Vice President for Collagen Corporation from 1991 to 1992. Mr. Orland received a Bachelors degree and a Masters of Business Administration from the University of Michigan.

     Kimberly A. Marks has served as Corporate Controller and Assistant Secretary of the Company since February 1991 and as Assistant Treasurer since November 1992. Ms. Marks received a Bachelor of Science in Accounting from the University of Denver.

     William C. O'Neil, Jr. has been Chairman of the Board of the Company since 1994 and a director since 1988. He has served as Chairman, President and Chief Executive Officer of ClinTrials Research, Inc., a clinical research services company, since 1989. Mr. O'Neil also serves as a director of Sigma Aldrich Corp., American Healthcorp, Central Parking and Advocat. Mr. O'Neil received a Bachelor of Arts degree from St. Bonaventure University and a Masters of Business Administration from Harvard University.

     David R. Bethune has been a director of the Company since 1995. He has served as President and Chief Executive Officer of Aesgen, Inc., a generic pharmaceutical drug company, since 1995 and served as Group Vice President of American Cyanamid Company from 1992 to 1995. In September 1992, he was named a member of the Executive Committee of American Cyanamid Company. He was President of the Lederle Laboratories Division of American Cyanamid Company from 1988 to 1992. Mr. Bethune also serves as a director of Elan Corp., the American Foundation for Pharmaceutical Education, Partnership for Prevention and is a founding trustee of the American Cancer Society Foundation. He received a Bachelors degree in Business from Lenoir Rhyne College.

     Dr. R. Bruce Merrifield has been a director of the Company since 1986. He has been a professor at Rockefeller University since 1966 and associate editor for the International Journal of Peptide and Protein Research and a member of the Editorial Board of Analytical Biochemistry. In 1984, Dr. Merrifield was awarded the Nobel Prize for Chemistry. Dr. Merrifield also serves as a director of Profile Diagnostic Sciences, Inc. Dr. Merrifield received his Ph.D. degree from the University of California, Los Angeles.

     Dr. Jere E. Goyan has been a director of the Company since 1986. He has served as President and Chief Operating Officer of Alteon, Inc., a pharmaceutical company, since May 1993, acting Chief Executive Officer from May 1993 to August 1993, Senior Vice President, Research and Development from April 1, 1993 to May 1993, and a member of the Board of Directors since January 1993. Dr. Goyan was professor of Pharmacy and Pharmaceutical Chemistry at, and Dean of, the School of Pharmacy at the University of California, San Francisco, from 1965 and 1967, respectively, to 1993, and currently serves as Emeritus Dean of the School of Pharmacy. Dr. Goyan also serves as a director of Emisphere Technologies, Boehringer Ingelheim and Sciclone, Inc. Dr. Goyan received his Ph.D. degree from the University of California.

     Dr. D. Walter Cohen has been a director of the Company since 1992. He has served as Chancellor of the Medical College of Pennsylvania since July 1993 and President of the Medical College of Pennsylvania from 1990 to 1993. Since 1950, Dr. Cohen also has had a dental practice specializing in periodontics. Dr. Cohen received his DDS from the University of Pennsylvania School of Dentistry.

     C. Rodney O'Connor has been a director of the Company since 1986. He has served as Chairman and Chief Executive Officer of Cameron Associates, Inc., a financial communications firm, since 1976. Mr. O'Connor is currently a director of Fundamental Management Corp. Mr. O'Connor received a Masters Degree in Finance from the Wharton School of Finance.

     H. Stuart Campbell has been a director of the Company since 1995. He is the owner and an officer of Highland Packaging Labs, Inc., which is a specialty packaging company for the pharmaceutical industry, and he currently serves as a director for Biomatrix, Inc., Isomedix, Inc. and Mesa Laboratories, Inc. Mr. Campbell received a Bachelor of Science degree from Cornell University.

                          DESCRIPTION OF CAPITAL STOCK
COMMON STOCK

     The authorized common stock of the Company consists of 25,000,000, $.001 par value per share and as of April 1, 1996, there were 8,484,567 shares of Common Stock outstanding and held of record by approximately 3,701 stockholders. Holders of shares of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders of the Company. The Certificate of Incorporation of the Company (the "Certificate") provides for cumulative voting for the election of directors on or after the date on which the Company becomes aware that any stockholder has become the beneficial owner, directly or indirectly, of 30% or more of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors. No class of the Company's stock carries with it any preemptive right to subscribe for any securities of the Company.

PREFERRED STOCK

     Under its Certificate, the Company has authority to issue 5,000,000 shares of preferred stock, $.001 par value per share, in one or more series as determined by the Board of Directors. No shares of preferred stock are currently issued or outstanding. The Board of Directors may, without further action by the stockholders of the Company, issue series of preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock issued by the Company in the future.

PROVISIONS WHICH MAY DELAY A CHANGE IN CONTROL OF THE COMPANY

     The Certificate contains certain provisions which may delay or discourage a change in control of the Company, including provisions establishing a classified board of directors, permitting cumulative voting in certain circumstances, establishing a process to enlarge and fill vacancies on the board of directors and deterring certain self-dealing transactions. Certain of these provisions are designed to increase the likelihood that the Company's Board of Directors, if presented with a proposal for a business combination or other major transaction from a third party that has acquired a block of the Company's stock, will have sufficient time to review the proposal and possible alternatives to the proposal and to act in what it believes to be in the best interests of the stockholders. These provisions may discourage certain types of non-negotiated transactions which would result in a change of control of the Company and are expected to encourage persons seeking to acquire control of the Company to consult first with the Company's Board of Directors to negotiate the terms of any proposed business combination or offer.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                                  UNDERWRITING

     Montgomery Securities and Cruttenden Roth Incorporated (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Company and the Underwriters, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of the shares if they purchase any of the shares.

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    Montgomery Securities.....................................................
    Cruttenden Roth Incorporated..............................................
                                                                                 -------
              Total...........................................................
                                                                                 =======

     The Company has been advised by the Underwriters that they propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $          per share.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $          per share to certain other dealers. After the public
offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to a maximum of 375,000 additional shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     Executive officers and directors of the Company, holding in the aggregate 521,855 shares of Common Stock and options to purchase 330,266 shares of Common Stock, have agreed not to directly or indirectly offer, sell or otherwise dispose of any of such Common Stock or any securities convertible into or exchangeable therefor for a period of 90 days after the date of this Prospectus without the prior written consent of Montgomery Securities. The Company has agreed that, for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of Montgomery Securities, issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of any shares of its Common Stock or securities convertible into or exchangeable for its Common Stock or other equity security, except pursuant to the Company's Amended and Restated Performance Stock Option Plan and Non-Qualified Stock Options Plans (the "Stock Option Plans").

     In connection with this offering, certain Underwriters and selling group members may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers for a security and making purchases of a security which are limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Kutak Rock, Denver, Colorado. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Morrison & Foerster LLP, San Francisco, California. Patton Boggs, L.L.P., Washington, D.C., has reviewed and passed upon certain legal (excluding factual) matters contained in the Prospectus under the captions "Risk
Factors -- Government Regulation; Uncertainty of Obtaining Regulatory Approval," "-- Lack of Commercial Scale Manufacturing Experience; Regulatory Compliance" and "Business -- Government Regulation."

                                    EXPERTS

     The financial statements of the Company as of December 31, 1994 and 1995 and for the years ended December 31, 1995 and 1994, the three months ended December 31, 1993, and the year ended September 30, 1993, incorporated by reference and included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report thereon incorporated by reference and appearing herein, and have been so incorporated by reference and included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The statements in the Prospectus under the captions "Risk
Factors -- Reliance on Patents and Proprietary Rights," and "Business -- Patents and Proprietary Rights" have been reviewed and approved by Merchant & Gould, Minneapolis, Minnesota, patent counsel for the Company, as experts in such matters, and are included herein in reliance upon that review and approval.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W, Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 9513 Key West Avenue, Rockville, Maryland 20850.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit or incorporated by reference to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Copies of the Registration Statement may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and (2) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on January 12, 1990. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus will be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Atrix Laboratories, Inc. Attention: Corporate Secretary, 2579 Midpoint Drive, Fort Collins, Colorado 80525, telephone (970) 482-5868.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                    PAGE
                                                                                 -----------
REPORT OF INDEPENDENT AUDITORS.................................................  F-2
FINANCIAL STATEMENTS:
Balance Sheets -- December 31, 1994 and 1995...................................  F-3
Statements of Operations -- Year Ended September 30, 1993, Three Months Ended
  December 31, 1993, and Years Ended December 31, 1994 and 1995................  F-4
Statements of Changes in Stockholders' Equity -- Year Ended September 30, 1993,
  Three Months Ended December 31, 1993, and Years Ended December 31, 1994 and
  1995.........................................................................  F-5
Statements of Cash Flows -- Year Ended September 30, 1993, Three Months Ended
  December 31, 1993, and Years Ended December 31, 1994 and 1995................  F-6
NOTES TO FINANCIAL STATEMENTS..................................................  F-7 - F-12

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Atrix Laboratories, Inc.:

     We have audited the accompanying balance sheets of Atrix Laboratories, Inc. (the "Company") as of December 31, 1994 and December 31, 1995, and the related statements of operations, changes in stockholders' equity and cash flows for the year ended September 30, 1993, three months ended December 31, 1993, and years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1994 and December 31, 1995, and the results of its operations, and its cash flows for the year ended September 30, 1993, three months ended December 31, 1993, and years ended December 31, 1994 and 1995, in conformity with generally accepted accounting principles.

 /s/ DELOITTE & TOUCHE LLP
     DELOITTE & TOUCHE LLP



Denver, Colorado
January 26, 1996

                            ATRIX LABORATORIES, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                   DECEMBER 31,    DECEMBER 31,
                                                                       1994            1995
                                                                   ------------    ------------
CURRENT ASSETS:
  Cash and cash equivalents......................................  $  1,880,275    $    925,487
  Marketable securities, held-to-maturity, at cost (Note 2)......     7,896,827              --
  Marketable securities, available-for-sale, at fair value (Note
     2)..........................................................     3,300,894      10,996,847
  Accounts receivable............................................        93,469         190,665
  Interest receivable............................................       140,848         112,303
  Prepaid expenses and deposits..................................       119,102         572,751
  Inventories (Note 1)...........................................            --         202,264
                                                                    -----------     -----------
          Total current assets...................................    13,431,415      13,000,317
                                                                    -----------     -----------
MARKETABLE SECURITIES, HELD-TO-MATURITY, AT COST (Note 2)........     7,172,095              --
                                                                    -----------     -----------
PROPERTY AND EQUIPMENT:
  Equipment, furniture and fixtures..............................     1,276,895       1,847,164
  Leasehold improvements.........................................       368,851         506,190
                                                                    -----------     -----------
          Total..................................................     1,645,746       2,353,354
  Accumulated depreciation and amortization......................      (771,274)     (1,133,864)
                                                                    -----------     -----------
          Property and equipment, net............................       874,472       1,219,490
                                                                    -----------     -----------
OTHER ASSETS:
  Intangible assets, net of accumulated amortization of $37,065
     and $52,240.................................................       527,640         674,116
                                                                    -----------     -----------
TOTAL............................................................  $ 22,005,622    $ 14,893,923
                                                                    ===========     ===========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable-trade.........................................  $    481,267    $  1,862,850
  Accrued salaries and payroll taxes.............................        63,000          72,199
  Other accrued liabilities (Note 8).............................       195,815         152,108
  Deferred revenue...............................................        75,000              --
                                                                    -----------     -----------
          Total current liabilities..............................       815,082       2,087,157
                                                                    -----------     -----------
COMMITMENTS AND CONTINGENCIES (Notes 5 and 8)
STOCKHOLDERS' EQUITY: (Note 4)
  Preferred stock $.001 par value; authorized 5,000,000 shares,
     none issued or outstanding..................................            --              --
  Common stock $.001 par value; authorized 25,000,000 shares;
     7,743,078 and 8,433,296 shares issued and outstanding.......         7,743           8,433
  Unrealized holding loss on securities available-for-sale (Note
     2)..........................................................      (396,965)        (35,176)
  Additional paid-in capital.....................................    39,977,455      43,889,473
  Accumulated deficit............................................   (18,397,693)    (31,055,964)
                                                                    -----------     -----------
          Total stockholders' equity.............................    21,190,540      12,806,766
                                                                    -----------     -----------
TOTAL............................................................  $ 22,005,622    $ 14,893,923
                                                                    ===========     ===========

                     See notes to the financial statements

                            ATRIX LABORATORIES, INC.

                            STATEMENTS OF OPERATIONS

                                                             THREE
                                          YEAR ENDED      MONTHS ENDED     YEAR ENDED      YEAR ENDED
                                         SEPTEMBER 30,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                             1993             1993            1994            1995
                                         -------------    ------------    ------------    ------------
REVENUE:
  Contract revenue (Note 6)............   $  1,036,514    $   162,209     $    701,112    $    571,164
  Contract revenue from related party
     (Notes 5 and 6)...................        341,924          3,000           12,000           9,000
  Interest income......................      1,556,187        373,930        1,320,258         986,995
  (Loss) gain on sale of securities....        157,681             --         (218,043)         (4,895)
                                           -----------    -----------      -----------    ------------
          Total revenue................      3,092,306        539,139        1,815,327       1,562,264
                                           -----------    -----------      -----------    ------------
EXPENSES:
  Research expenses-ATRIDOX(R)
     product...........................      2,788,787        540,512        2,764,587       5,683,805
  Other research and development.......      3,064,702        841,849        3,902,480       3,904,730
  Administrative expenses..............        937,035        163,416          688,122         829,509
  Acquisition of rights (Note 3).......             --             --               --       3,802,491
                                           -----------    -----------      -----------    ------------
          Total expenses...............      6,790,524      1,545,777        7,355,189      14,220,535
                                           -----------    -----------      -----------    ------------
NET LOSS...............................   $ (3,698,218)   $(1,006,638 )   $ (5,539,862)   $(12,658,271)
                                           ===========    ===========      ===========    ============
NET LOSS PER COMMON SHARE..............   $      (0.48)   $     (0.13 )   $      (0.72)   $      (1.58)
                                           ===========    ===========      ===========    ============
WEIGHTED AVERAGE SHARES OUTSTANDING          7,695,164      7,721,023        7,740,981       8,001,985
                                           ===========    ===========      ===========    ============

                     See notes to the financial statements.

                            ATRIX LABORATORIES, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                        COMMON STOCK        ADDITIONAL     UNREALIZED                        TOTAL
                                     -------------------      PAID-IN        HOLDING      ACCUMULATED     STOCKHOLDERS'
                                      SHARES      AMOUNT      CAPITAL      GAIN (LOSS)      DEFICIT          EQUITY
                                     ---------    ------    -----------    -----------    ------------    ------------
BALANCE, SEPTEMBER 30, 1992........  7,627,256    $7,627    $39,673,890     $      --     $ (8,152,975)   $ 31,528,542
                                     ---------    ------    -----------     ---------     ------------    ------------
Exercise of employee stock
  options..........................     89,917        90        209,113            --               --         209,203
Issuance of common stock for
  warrants.........................      3,850         4         19,245            --               --          19,249
Unrealized holding gain............         --        --             --        59,634               --          59,634
Net loss for the year..............         --        --             --            --       (3,698,218)     (3,698,218)
                                     ---------    ------    -----------     ---------     ------------    ------------
BALANCE, SEPTEMBER 30, 1993........  7,721,023    $7,721    $39,902,248     $  59,634     $(11,851,193)   $ 28,118,410
                                     ---------    ------    -----------     ---------     ------------    ------------
Unrealized holding loss............         --        --             --      (133,637)              --        (133,637)
Net loss for the period............         --        --             --            --       (1,006,638)     (1,006,638)
                                     ---------    ------    -----------     ---------     ------------    ------------
BALANCE, DECEMBER 31, 1993.........  7,721,023    $7,721    $39,902,248     $ (74,003)    $(12,857,831)   $ 26,978,135
                                     ---------    ------    -----------     ---------     ------------    ------------
Exercise of employee stock
  options..........................     14,080        14         35,340            --               --          35,354
Issuance of common stock for
  warrants.........................      7,975         8         39,867            --               --          39,875
Unrealized holding loss............         --        --             --      (322,962)              --        (322,962)
Net loss for the year..............         --        --             --            --       (5,539,862)     (5,539,862)
                                     ---------    ------    -----------     ---------     ------------    ------------
BALANCE, DECEMBER 31, 1994.........  7,743,078    $7,743    $39,977,455     $(396,965)    $(18,397,693)   $ 21,190,540
                                     ---------    ------    -----------     ---------     ------------    ------------
Exercise of stock options..........    139,350       139        391,611            --               --         391,750
Acquisition of rights..............    550,868       551      3,520,407            --               --       3,520,958
Unrealized holding gain............         --        --             --       361,789               --         361,789
Net loss for the year..............         --        --             --            --      (12,658,271)    (12,658,271)
                                     ---------    ------    -----------     ---------     ------------    ------------
BALANCE, DECEMBER 31, 1995.........  8,433,296    $8,433    $43,889,473     $ (35,176)    $(31,055,964)   $ 12,806,766
                                     =========    ======    ===========     =========     ============    ============

                     See notes to the financial statements.

                            ATRIX LABORATORIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                       YEAR            THREE            YEAR            YEAR
                                                       ENDED        MONTHS ENDED       ENDED           ENDED
                                                   SEPTEMBER 30,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                       1993             1993            1994            1995
                                                   -------------    ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.......................................  $  (3,698,218)   $(1,006,638 )   $ (5,539,862)   $(12,658,271)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Depreciation.................................        215,825         61,187          277,075         369,663
    Amortization of patents......................          6,896          1,890           13,632          15,175
    Amortization of bond premiums................        367,544        157,798          360,763         241,623
    (Gain) loss on sale of marketable
      securities.................................       (157,681)            --          218,043           4,895
    Write-off of obsolete patents................         69,038             --          134,380           5,506
    Acquisition of rights through issuance of
      common stock...............................             --             --               --       3,520,958
    Net changes in current assets and
      liabilities:
    Accounts receivable..........................        (74,433)       (11,598 )        (62,176)        (97,196)
    Inventory....................................             --             --               --        (202,264)
    Prepaid expenses and deposits................         72,205        (53,702 )         43,199        (453,649)
    Income tax refund receivable.................        112,492             --               --              --
    Interest receivable..........................        244,661        150,996           17,035          28,545
    Accounts payable - trade.....................         92,903        109,921          (18,134)      1,381,583
    Accrued salaries and payroll taxes...........          8,116            355           10,412           9,199
    Other accrued liabilities....................         20,576         (6,335 )        (32,106)        (43,707)
    Deferred revenue.............................       (151,865)      (125,643 )        (79,357)        (75,000)
                                                    ------------    -----------      -----------    ------------
         Net cash used in operating activities...     (2,871,941)      (721,769 )     (4,657,096)     (7,952,940)
                                                    ------------    -----------      -----------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of equipment, furniture and
      fixtures...................................       (231,475)       (43,053 )       (312,294)       (577,342)
    Acquisition of leasehold improvements........             --         (2,983 )        (27,055)       (137,339)
    Investments in intangible assets.............       (184,291)       (46,893 )       (157,829)       (167,157)
    Proceeds from maturities of marketable
      securities.................................     12,934,404             --        5,000,000       5,185,800
    Proceeds from sale of marketable securities,
      available-for-sale.........................     11,314,120             --        4,848,194       2,533,283
    Investment in marketable securities..........    (19,522,350)      (116,902 )     (3,478,191)       (230,843)
                                                    ------------    -----------      -----------    ------------
         Net cash provided by (used in) investing
           activities............................      4,310,408       (209,831 )      5,872,825       6,606,402
                                                    ------------    -----------      -----------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Prepayment of long-term borrowing from related
    party........................................     (3,586,272)            --               --              --
  Proceeds from issuance of common stock and
    exercise of stock options....................        228,452             --           75,229         391,750
                                                    ------------    -----------      -----------    ------------
         Net cash (used in) provided by financing
           activities............................     (3,357,820)            --           75,229         391,750
                                                    ------------    -----------      -----------    ------------
NET (DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS....................................     (1,919,353)      (931,600 )      1,290,958        (954,788)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD...      3,440,270      1,520,917          589,317       1,880,275
                                                    ------------    -----------      -----------    ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD.........  $   1,520,917    $   589,317     $  1,880,275    $    925,487
                                                    ============    ===========      ===========    ============

                     See notes to the financial statements.

                            ATRIX LABORATORIES, INC.

                       NOTES TO THE FINANCIAL STATEMENTS
    FOR YEAR ENDED SEPTEMBER 30, 1993, THREE MONTHS ENDED DECEMBER 31, 1993,
                   AND YEARS ENDED DECEMBER 31, 1994 AND 1995

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Atrix Laboratories, Inc. (the "Company") was incorporated in 1986. Its principal business is the research and development of a broad range of medical, dental and veterinary products based upon a biodegradable sustained release drug delivery system. Subsequent to December 31, 1995, the Company received 510(k) clearance to market its first product, the ATRISORB(R) GTR Barrier, in the United States. The Company has also received clearance to market the product in six European countries. All of the Company's other products are in either the research, development, or clinical stage.

CHANGE IN FISCAL YEAR END

     Effective October 1, 1993, the Company changed its year end from September 30 to a calendar year ending December 31.

CASH AND CASH EQUIVALENTS

     Cash equivalents include all highly liquid investments with an original maturity of three months or less.

INVESTMENTS

     Investments in marketable securities for which the Company has the ability and intent to hold to maturity are carried at amortized cost. Other securities are classified as available-for-sale and carried at fair value with the unrealized holding gain or loss included in stockholders' equity. Premiums and discounts associated with bonds are amortized using the effective interest rate method.

INVENTORIES

     Inventories are stated at the lower of cost, determined by the first-in, first-out (FIFO) method, or market. The components of inventories at December 31, 1995 are:

                Raw Materials.....................................  $155,632
                Work In Progress..................................    46,632
                                                                    --------
                                                                    $202,264
                                                                    ========

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the related lease.

     Betterments, renewals and extraordinary repairs that extend the life of an asset are capitalized; other repairs and maintenance are expensed. Repairs and maintenance expense was $66,375, $14,696, $72,865 and $83,106 for the year ended September 30, 1993, the three months ended December 31, 1993, and the years ended December 31, 1994 and 1995 respectively.

INTANGIBLE ASSETS

     Certain technology rights acquired from the Company's former parent, Vipont Pharmaceutical, Inc. ("VPI"), a wholly owned subsidiary of Colgate-Palmolive Company ("Colgate"), were transferred at cost less accumulated amortization and are being amortized on a straight-line basis over their estimated useful lives. Also included in intangible assets are the legal costs incurred to obtain patents. Upon receiving a determination that the Company's claims have been approved, these costs are amortized over the patent's

                            ATRIX LABORATORIES, INC.

estimated useful life commencing with the approval of the patent. Costs associated with patents are expensed upon the determination that such costs are not recoverable.

REVENUE RECOGNITION

     The Company recognizes revenue on research contracts as research work is performed and costs are incurred. Deferred revenue is recorded with respect to payments received that relate to research activities to be performed in subsequent periods.

RESEARCH AND DEVELOPMENT

     Costs incurred in connection with research and development activities are expensed as incurred. These costs consist of direct and indirect costs associated with specific projects as well as fees paid to various entities that perform certain research on behalf of the Company.

LOSS PER COMMON SHARE

     Net loss per common share is computed by dividing net loss by the weighted average number of shares outstanding during the period. Fully diluted earnings per share is the same as primary earnings per share.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

     Effective October 1, 1993, the Company changed its method of accounting for income taxes to comply with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (See Note 7).

2. MARKETABLE SECURITIES

     At December 31, 1995 marketable securities balances are as follows:

                                                                                      ESTIMATED
                                               NUMBER OF SHARES/                        FAIR
                                               PRINCIPAL AMOUNT         COST            VALUE
                                               -----------------     -----------     -----------
    Available-for-sale:
      U.S. Government and Agency Bond Funds
         Thornburg Fund......................         36,161         $   458,151     $   453,461
         Pimco Fund..........................        363,720           3,470,553       3,422,601
                                                   ---------         -----------     -----------
              Total..........................        399,881         $ 3,928,704     $ 3,876,062
                                                   ---------         -----------     -----------
      U.S. Government and Agency Bonds.......      7,025,000         $ 7,103,319     $ 7,120,785
                                                   ---------         -----------     -----------
              Total..........................      7,424,881         $11,032,023     $10,996,847
                                                   =========         ===========     ===========

                            ATRIX LABORATORIES, INC.

     At December 31, 1994 marketable securities balances are as follows:

                                                                                      ESTIMATED
                                                 NUMBER OF SHARES/                       FAIR
                                                 PRINCIPAL AMOUNT         COST          VALUE
                                                 -----------------     ----------     ----------
    Available-for-sale:
      U.S. Government and Agency Bond Funds
         Thornburg Fund........................         34,014         $  431,770     $  401,360
         Pimco Fund............................        341,122          3,266,089      2,899,534
                                                     ---------         -----------    ----------
              Total............................        375,136         $3,697,859     $3,300,894
                                                     =========         ===========    ==========
    Held-to-maturity -- current:
      U.S. Government and Agency Bonds.........      4,570,000         $4,756,027     $4,619,995
         Commercial paper......................      3,177,025          3,140,800      3,153,758
                                                     ---------         -----------    ----------
                                                     7,747,025         $7,896,827     $7,773,753
                                                     =========         ===========    ==========
    Held-to-maturity -- non-current:
      U.S. Government and Agency Bonds.........      7,025,000         $7,172,095     $6,947,833
                                                     =========         ===========    ==========

     The U.S. Government and Agency bonds mature in 1-2 years.

     The Company adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" as of September 30, 1993. This statement requires that marketable securities that are available-for-sale be stated at fair value with the difference between cost and fair value included as a component of stockholders' equity. In the fourth quarter of 1995 the Company reassessed its classification of securities pursuant to a recent interpretation of Financial Accounting Standards No. 115 and reclassified securities with a market value of $7,120,785 from held-to-maturity to available-for-sale as of December 31, 1995 in accordance with such interpretation. An unrealized holding gain of $17,466 was recorded in stockholders' equity in connection with the transfer.

     At December 31, 1995, gross unrealized gains and losses pertaining to marketable securities were as follows:

                                                            GAINS      LOSSES
                                                           -------     -------
                Available-for-sale.......................  $32,689     $67,865
                                                           =======     =======

3. VIPONT ROYALTY INCOME FUND, LTD.

     The Company was the sole general partner of Vipont Royalty Income Fund, Ltd., a Colorado limited partnership (the "Partnership"). The primary asset of the Partnership was its right to receive payments from the Company based on royalties and/or proceeds from the sale of rights relating to the ATRIDOX product, if any, pursuant to certain agreements (the "Agreements") between the Company and the Partnership. On September 27, 1995, the limited partners (the "Limited Partners") of the Partnership approved the merger (the "Merger"), of the Partnership with and into Atrix, L.P., a Colorado limited partnership ("Atrix, L.P."). The Company was the sole limited partner of Atrix, L.P. AtrixSub, a Colorado corporation and a wholly-owned subsidiary of the Company, was the sole general partner of Atrix, L.P. The Company determined the value of the Partnership using an income valuation approach based on projected royalty payments from projected sales of the ATRIDOX product. The Company issued 550,868 shares of common stock, valued at $6.40 per share for purposes of the Merger, for a total consideration of $3,524,000. Additional expenses related to the Merger of approximately $278,000 were paid by the Company. The total cost of acquiring the Partnership rights of approximately $3,802,000 is considered a research and development cost and accordingly, was expensed in 1995. Immediately following the Merger, the Agreements were terminated pursuant to a

                            ATRIX LABORATORIES, INC.

Termination Agreement dated September 27, 1995 entered into between the Company and Atrix, L.P. Subsequent to the Merger, Atrix, L.P. and AtrixSub were dissolved.

4. STOCKHOLDERS' EQUITY

Performance Stock Option Plan

     The Company has reserved 1,500,000 of its authorized but unissued Common Stock for stock options to be granted under its Amended and Restated Performance Stock Option Plan. Under the terms of the plans, options are not exercisable for a period of one to three years from the date of grant. The exercise price of all options is the closing bid price of the stock on the date of grant. There are 265,967 shares which remain available under the plan for future employee stock option grants.

                                                                  NUMBER
                                                                    OF           EXERCISE
                                                                  SHARES      PRICE PER SHARE
                                                                 --------     ---------------
    Options outstanding September 30, 1992.....................   556,450       $ .50 - 20.75
    Options granted............................................   383,655        6.63 -  9.88
    Options canceled or expired................................   (73,741)        .50 - 20.75
    Options exercised..........................................   (89,917)        .50 -  7.87
                                                                 --------
    Options outstanding September 30, 1993.....................   776,447       $ .50 - 20.75
    Options granted............................................    69,345                5.88
                                                                 --------
    Options outstanding December 31, 1993......................   845,792       $ .50 - 20.75
    Options granted............................................    19,000        6.13 -  9.13
    Options canceled or expired................................   (58,850)       5.88 - 14.00
    Options exercised..........................................   (14,080)        .50 -  3.75
                                                                 --------
    Options outstanding December 31, 1994......................   791,862       $ .50 - 20.75
    Options granted............................................   153,088        6.63 -  6.88
    Options canceled or expired................................   (45,345)       5.88 - 15.88
    Options exercised..........................................  (139,350)        .50 -  5.88
                                                                 --------
    Options outstanding December 31, 1995......................   760,255       $ .50 - 20.75
                                                                 ========

Options outstanding were available for exercise as follows:

    Currently Exercisable......................................   501,350
    1996.......................................................   156,546
    1997.......................................................    54,263
    1998.......................................................    48,096
                                                                 --------
    Total......................................................   760,255
                                                                 ========

  Non-qualified Stock Option Plan

     During 1991, the Company reserved 50,000 of its authorized but unissued Common Stock for stock options to be granted to outside consultants. The Company granted 30,000 shares to a consultant at an exercise price equal to the market price on the date of grant, which became fully exercisable on November 12, 1993. In April 1994, the Company granted a non-qualified option to purchase 7,500 shares to a consultant at an exercise price equal to the market price on the date of grant, to vest over a period of three years. In August, 1995, the Company granted a non-qualified option to purchase of 7,000 shares to a consultant at an exercise price equal to the market price on the date of grant. The option will vest based on performance criteria. In September, 1995, the Company granted a non-qualified option to purchase 3,360 shares to a consultant at an exercise price equal to the market price on the date of grant which became fully exercisable as of

                            ATRIX LABORATORIES, INC.

December 31, 1995. In October, 1995, the Company amended its non-qualified stock option plan on a registration statement S-8 to increase the number of shares available from 50,000 to 100,000.

5. RELATED PARTY TRANSACTIONS

     In 1992 and 1993, the Company received a total of $1,000,000 from Colgate for funding of research and development of a biodegradable membrane for guided tissue regeneration in periodontal flap surgery ("GTR Product"). The Research and Development Agreement provided that in the event Colgate exercised its right to terminate, which it did after the $1,000,000 expenditure, the Company could supply the GTR Product to any third party. However, in such event the Company agreed to reimburse Colgate for all actual out-of-pocket costs expended by Colgate, the manner and period for such reimbursement to be mutually agreed upon by the parties but in no event shall the full reimbursement to Colgate for its expenditures extend for a period of more than two years after the effective date of an executed agreement by the Company to supply the GTR Product to a third party.

6. MAJOR CUSTOMERS

     Contract revenue for one customer was $125,642 for the three months ended December 31, 1993, and for two customers was $210,000 and $335,357 for 1994, and $225,000 and $227,000 for 1995.

7. INCOME TAXES

     Effective October 1, 1993, the Company prospectively adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No.
109), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax liability computations are based on enacted tax laws and rates applicable to the years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized. There was no cumulative effect on prior years resulting from the adoption of SFAS No. 109 because, as of October 1, 1993, a valuation allowance was established equal to the net deferred tax assets, due to uncertainties as to the ultimate realization of deferred tax assets.

     Net deferred tax assets and the valuation allowance at December 31, 1994 and 1995, consist of:

                                                                  1994             1995
                                                               -----------     ------------
    Deferred tax assets (liabilities):
      Net operating loss carry forwards......................  $ 6,284,000     $  9,941,000
      Amortization of intangibles............................    1,575,000        2,881,000
      Available-for-sale securities..........................      148,000           13,000
      Depreciation...........................................       22,000           60,000
      Investment in Partnership..............................       85,000               --
      Other items............................................      (12,000)         (50,000)
                                                               -----------     ------------
              Net deferred tax assets........................    8,102,000       12,845,000
                                                               -----------     ------------
    Less valuation allowance.................................   (8,102,000)     (12,845,000)
                                                               -----------     ------------
              Total..........................................  $         0     $          0
                                                               ===========     ============

     At December 31, 1995 the Company has approximately $26,652,000 of federal income tax net operating loss carry forwards which expire through 2010.

                            ATRIX LABORATORIES, INC.

8. LEASE COMMITMENTS

     As of December 31, 1995, minimum rental commitments under non-cancelable operating leases of one year or more are as follows:

YEAR ENDING
DECEMBER 31,
- ------------
   1996...............................................  $261,674
   1997...............................................   240,337
   1998...............................................   109,837
   1999...............................................    13,170
   2000...............................................     6,585
                                                        --------
   Total..............................................  $631,603
                                                        ========

     Other accrued liabilities includes deferred rent of $152,108 as of December 31, 1995 and $195,815 as of December 31, 1994. Rent expense was $197,798 the year ended September 30, 1993, $43,911 for the three months ended December 31, 1993, $179,204 for 1994, and $202,503 for 1995.

9. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     Effective December 31, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments." SFAS 107 requires, among other things, that the Company disclose the fair value of financial instruments, and the methods and significant assumptions used to estimate the fair value of financial instruments. The estimated fair value amounts have been determined by the Company using available market information.

     The estimated fair values of the Company's financial instruments as of December 31, 1995 are as follows:

                                                                 CARRYING        ESTIMATED
                                                                  AMOUNT        FAIR VALUE
                                                                -----------     -----------
    Cash and cash equivalents.................................  $   925,487     $   925,487
    Marketable securities, available-for-sale.................  $10,996,847     $10,996,847

     The following methods and assumptions were used to estimate the fair value of financial instruments:

          Cash and cash equivalents -- The carrying amount is a reasonable estimate of fair value.

          Marketable securities, available-for-sale -- The fair value is based on quoted market prices or dealer quotes.

- ------------------------------------------------------
- ------------------------------------------------------

     No dealer, salesman or any other person has been authorized to give any information or to make any representations in connection with this offering, other than those made in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates, or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------

                                        Page
                                        ----
Prospectus Summary.....................   3
Risk Factors...........................   5
The Company............................  10
Capitalization.........................  11
Dilution...............................  11
Use of Proceeds........................  12
Price Range of Common Stock............  12
Selected Financial Data................  13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  14
Business...............................  18
Management.............................  28
Description of Capital Stock...........  30
Underwriting...........................  31
Legal Matters..........................  32
Experts................................  32
Available Information..................  32
Incorporation of Certain Documents by
  Reference............................  33
Index to Financial Statements.......... F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                2,500,000 SHARES

                                      LOGO

                                     ATRIX
                               LABORATORIES, INC.
                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------
                             MONTGOMERY SECURITIES

                                CRUTTENDEN ROTH
                                  INCORPORATED
                                            , 1996
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses to be borne by the registrant, other than underwriting discounts and commissions, in connection with the issuance and distribution of the Common Stock hereunder.

                                                                              PAYABLE BY THE
                                                                                REGISTRANT
                                                                              --------------
    SEC registration fee....................................................   $   11,276.94
    NASD filing fee.........................................................        3,770.31
    Nasdaq filing fee.......................................................       17,500.00
    Accounting fees and expenses............................................       40,000.00
    Legal fees and expenses.................................................      130,000.00
    Printing costs..........................................................      125,000.00
    Blue Sky fees and expenses..............................................       15,000.00
    Miscellaneous...........................................................        7,452.75
                                                                               -------------
              Total.........................................................   $  350,000.00
                                                                               =============

     The foregoing items, except for the SEC registration fee, the NASD filing fee and the Nasdaq filing fee, are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 ("Section 145") of the General Corporation Law of the State of Delaware (the "DGCL") provides that directors and officers of Delaware corporations may, under certain circumstances, be indemnified against expenses (including attorneys' fees) and other liabilities actually and reasonably incurred by them as a result of any suit brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 also provides that directors and officers may also be indemnified against expenses (including attorneys' fees) incurred by them in connection with a derivative suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable to the corporation.

     The Company has implemented such indemnification provisions in its Certificate of Incorporation which provides that officers and directors shall be entitled to be indemnified by the Company to the fullest extent permitted by law against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any action, suit or proceeding by reason of the fact that he or she is or was an officer or director of the Company.

     The above discussion of the Company's Certificate of Incorporation and Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Certificate of Incorporation and statutes.

ITEM 16. EXHIBITS.

     The following is a complete list of exhibits filed as part of the Registration Statement. Exhibit numbers correspond to the numbers in the Exhibit Table of Item 601 of Regulation S-K.

      1.1      Underwriting Agreement.
      5.1      Opinion of Kutak Rock as to the legality of the Common Stock being registered.
     23.1      Consent of Kutak Rock (see Exhibit 5.1).
     23.2      Consent of Merchant & Gould.
     23.3      Consent of Deloitte & Touche LLP
     24.1      Powers of Attorney (included on page II-4 of the Registration Statement).

ITEM 17. UNDERTAKINGS.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

             (3)(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

             (b) For the purpose of determining any lability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Collins, State of Colorado, on the fifth day of April, 1996.

                                            ATRIX LABORATORIES, INC.
                                            (Registrant)



                                            By: /s/  JOHN E. URHEIM
                                                -------------------------------
                                                John E. Urheim,
                                                Vice Chairman of the Board
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John E. Urheim his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, to all intents and purposes and as full as he may or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                    NAME                                    TITLE                     DATE
- ---------------------------------------------  --------------------------------  ---------------
/s/      WILLIAM C. O'NEIL, JR.                Chairman of the Board of
William C. O'Neil, Jr.                           Directors                       April 5, 1996
/s/           JOHN E. URHEIM                   Vice Chairman of the Board of
John E. Urheim                                   Directors and Chief Executive
                                                 Officer                         April 5, 1996
/s/       DR. G. LEE SOUTHARD                  President, Chief Scientific
Dr. G. Lee Southard                              Officer and Director            April 5, 1996
/s/    DR. R. BRUCE MERRIFIELD                 Director
Dr. R. Bruce Merrifield                                                          April 5, 1996
/s/            JERE E. GOYAN                   Director
Dr. Jere E. Goyan                                                                April 5, 1996
/s/         RODNEY O'CONNOR                    Director
C. Rodney O'Connor                                                               April 5, 1996
/s/       DR. D. WALTER COHEN                  Director
Dr. D. Walter Cohen                                                              April 5, 1996
/s/         DAVID R. BETHUNE                   Director
David R. Bethune                                                                 April 5, 1996
/s/       H. STUART CAMPBELL                   Director
H. Stuart Campbell                                                               April 5, 1996
/s/        KIMBERLY A. MARKS                   Corporate Controller, Assistant
Kimberly A. Marks                                Secretary and Assistant
                                                 Treasurer                       April 5, 1996

                                   EXHIBIT INDEX

   Exhibit
   Number                       Exhibit Description                                              Page
   -------                      -------------------                                              ----
      1.1      Underwriting Agreement.
      5.1      Opinion of Kutak Rock as to the legality of the Common Stock being registered.
     23.1      Consent of Kutak Rock (see Exhibit 5.1).
     23.2      Consent of Merchant & Gould.
     23.3      Consent of Deloitte & Touche LLP
     24.1      Powers of Attorney (included on page II-4 of the Registration Statement).